                                                                      EXHIBIT 99

FINANCIAL HIGHLIGHTS
THE CLOROX COMPANY

YEARS ENDED JUNE 30                                               2001       2000   % CHANGE
--------------------------------------------------------------------------------------------
IN MILLIONS, EXCEPT SHARE AND PER-SHARE AMOUNTS.
Net Sales(1)................................................  $  3,903   $  3,989      - 2%
Earnings before cumulative effect of change in accounting
  principle.................................................  $    325   $    394      -18%
Cumulative effect of change in accounting principle (net of
  tax benefit of $1)........................................        (2)        --       --
                                                              --------   --------     ----
Net Earnings................................................  $    323   $    394      -18%
                                                              ========   ========     ====
Stockholders' Equity........................................  $  1,900   $  1,794        6%
Per Common Share
  Basic
     Earnings before cumulative effect of change in
       accounting principle.................................  $   1.38   $   1.67      -17%
     Cumulative effect of change in accounting principle....     (0.01)        --       --
                                                              --------   --------     ----
  Net Earnings..............................................  $   1.37   $   1.67      -18%
                                                              ========   ========     ====
  Diluted
     Earnings before cumulative effect of change in
       accounting principle.................................  $   1.36   $   1.64      -17%
     Cumulative effect of change in accounting principle....     (0.01)        --       --
                                                              --------   --------     ----
  Net Earnings..............................................  $   1.35   $   1.64      -18%
                                                              ========   ========     ====
  Dividends.................................................  $   0.84   $   0.80        5%
  Stockholders' Equity......................................  $   8.03   $   7.62        5%
Weighted Average Common Shares Outstanding (in thousands)
  Basic.....................................................   236,149    236,108        0%
  Diluted...................................................   239,483    239,614        0%

------------
(1) Coupon costs, previously reported as part of advertising expense, are included in net sales in fiscal year 2001. Net sales and advertising expense for fiscal year 2000 have been restated to conform to the fiscal year 2001 presentation.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF WORLDWIDE OPERATIONS

CONSOLIDATED RESULTS

DILUTED EARNINGS PER SHARE decreased to $1.35 in fiscal year 2001 from $1.64 in fiscal year 2000, and NET EARNINGS decreased to $323 million from $394 million for the fiscal year ended June 30, 2001, as compared to the year ago period, principally due to lower net sales, inventory write-offs and restructuring and asset impairment charges, partially offset by lower administrative costs. Diluted earnings per share increased to $1.64 in fiscal year 2000 from $1.03 in fiscal year 1999, and net earnings increased to $394 million from $246 million for the fiscal year ended June 30, 2000, as compared to fiscal year 1999, primarily due to lower merger, restructuring and asset impairment costs and to improved earnings driven by volume growth and cost savings. Merger, restructuring and asset impairment costs (including inventory write-offs) had the effect of reducing diluted earnings per share by $0.27 in fiscal year 2001, by $0.11 in fiscal year 2000, and by $0.60 in fiscal year 1999.

The Company's results reflect the January 29, 1999, merger with First Brands Corporation ("First Brands"). That merger was accounted for as a pooling of interests with all historical financial information having been restated.

NET SALES in fiscal year 2001 decreased 2% from fiscal year 2000 to $3,903 million despite an increase in volumes of 1%. The decline in net sales resulted from a 1% increase in customer trade promotion spending, a 1% decrease in net sales due to foreign currency weaknesses and a 1% decrease due to unfavorable assortment and product mixes caused by a trend towards larger sizes as well as a shift to lower-margin items. Volume gains were attributable to greater shipments in the charcoal, cat litter, auto care and international businesses partly offset by lower shipments experienced by the Company's U.S. Household Products and Canada segment.

Starting in fiscal year 2001, coupon costs are deducted from sales. Previously, such costs were included in advertising expense. Amounts for prior periods have been reclassified for comparative purposes. Such reclassifications decreased net sales by 2% in fiscal year 2000 and 3% in fiscal year 1999 from previously reported amounts. This reclassification had no impact on net earnings or earnings per share.

Net sales in fiscal year 2000 increased 3% from fiscal year 1999 to $3,989 million due to a 2% volume increase driven by product introductions and shipment gains in certain products. These gains were partly offset by volume declines in the Company's First Brands businesses resulting from decreased trade support and coupon spending, elimination of non-core and low-margin items, changing the pricing structure for the cat litter business, and by declines in shipments of Tilex Fresh Shower daily shower cleaner products. Volume growth was positively impacted by gains in shipments of Hidden Valley dressings, Brita faucet-mount filter systems, and Kingsford and Match Light charcoal products, as well as the acquisition of the Bon Bril cleaning utensils business in Latin America.

COST OF PRODUCTS SOLD as a percentage of sales increased to 59.4% in fiscal year 2001 from 56.4% in fiscal year 2000 mostly due to the provision for inventory obsolescence of $54 million which included $39 million for inventories associated primarily with discontinued product lines, packaging and unsuccessful product launches. Higher energy, raw-material and packaging costs and an unfavorable assortment mix due to a shift to larger sizes also contributed to the increase. These write-offs and higher costs are somewhat mitigated by cost savings generated from the Company's ongoing manufacturing initiatives, transferring auto care and Scoop Away cat litter manufacturing in-house from co-packers, and restructuring the Company's Asia operations.

Cost of products sold as a percentage of sales increased to 56.4% in fiscal year 2000 from 56.1% in fiscal year 1999. This increase was primarily due to higher raw-material costs, start-up costs associated with the introduction of products, and the provision for inventory obsolescence of $15 million, which included a charge of $4 million relating to the write down of the Company's fire logs inventory to its net realizable value.

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These increases were partially offset by cost-savings initiatives and trade-spending efficiencies in the former First Brands businesses.

SELLING AND ADMINISTRATION EXPENSES declined 6% to $495 million in fiscal year 2001 from $525 million in fiscal year 2000. The decline represents lower commissions due to renegotiated broker rates in certain of the domestic businesses as well as the impact of the fiscal year 2000 acquisition of a distribution business in Argentina, lower market-research expenditures, reductions in corporate overhead and lower costs resulting from restructuring the Company's Asia operations in the prior year. These savings are partially offset by higher spending in Latin America to support volume growth. Selling and administrative expenses declined by 5% to $525 million in fiscal year 2000 from $554 million in fiscal year 1999 due to the ongoing benefit of including the former First Brands businesses; savings from lower commission expense primarily due to the consolidation of the Company's broker network; the consolidation of the Company's logistic network; and bringing sales and distribution activities in-house in major Latin America markets.

ADVERTISING EXPENSE as a percentage of sales was 9% in fiscal years 2001, 2000 and 1999. Advertising expense in fiscal year 2001 as compared with fiscal year 2000 reflects higher media expenditures to support the cat litter and Glad businesses offset by decreased noncoupon promotional spending in the auto care business. The increase in advertising expense in fiscal year 2000 as compared with fiscal year 1999 of $14 million reflects higher media spending to support new product launches.

MERGER, RESTRUCTURING AND ASSET IMPAIRMENT COSTS of $59 million, $36 million and $180 million were recognized in fiscal years 2001, 2000 and 1999, respectively. In fiscal year 2001, the $59 million of restructuring and asset impairment reflects charges resulting from the Company's review of its operations, which it announced in December 2000. The Company will be conducting this review over calendar year 2001 and anticipates incurring additional charges associated with actions that will streamline certain of the Company's manufacturing operations.

As previously announced, by the end of fiscal year 2002, the Company anticipates that restructuring, asset impairment and inventory write-offs, resulting from the Company's current operations review, will total approximately $200 million. As of June 30, 2001, the Company has recognized $98 million, of which $59 million has been recorded for restructuring and asset impairment and $39 million, relating to inventory write-offs, has been included in cost of products sold. Restructuring and asset impairment for fiscal year 2001 included $34 million for the write off of equipment no longer necessary due to changes in technology, elimination of redundancies and discontinued product lines, $15 million for the closure of the Company's Wrens, Ga., cat litter plant and the planned transfer of the Jonny Cat clay litter production to a third-party manufacturer, $7 million for the write off of intangible assets, and $3 million for severance and other restructuring costs.

In fiscal year 2000, the $36 million of charges included $23 million of First Brands merger-related charges related to the consolidation of First Brands distribution centers, relocation and retention bonuses paid to former First Brands employees; $11 million of restructuring and asset impairment related to the restructuring of the Company's Asia operations; and a $2 million asset impairment charge related to the Company's fire logs business.

In fiscal year 1999, the $180 million of charges included $36 million of merger-related charges recognized in connection with the First Brands merger, $53 million of other restructuring costs and $91 million of provisions for asset impairment. Restructuring activities in fiscal year 1999 primarily related to the consolidation of administration and distribution functions; the reduction in employee headcount primarily at the First Brands' headquarters location in Danbury, Conn., and at sales offices; and the termination of related leases and other contracts. Asset impairment losses recognized in fiscal year 1999 were for the write off of software development and other costs incurred by First Brands before the merger, and the write down, to expected realizable value, of certain insecticide and international intangible assets.

INTEREST EXPENSE in fiscal year 2001 as compared with fiscal year 2000 decreased by $10 million due to the Company's ability to reduce short-term borrowings using excess cash flow from operations. Interest expense

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in fiscal year 2000 as compared to fiscal year 1999 remained relatively flat year over year. Rising interest rates in fiscal year 2000 were offset by the effect of refinancing First Brands debt in fiscal year 1999.

OTHER EXPENSE, NET in fiscal year 2001 as compared with fiscal year 2000 increased by $12 million due to higher amortization of intangibles resulting from acquisitions made in fiscal year 2001 and lower equity and royalty income. Other expense, net in fiscal year 2000 as compared to fiscal year 1999 remained unchanged year over year. Lower amounts of equity and royalty income were mostly offset by decreased amortization of intangibles and higher interest income.

THE EFFECTIVE TAX RATE was 33.3%, 36.7% and 42.8% in fiscal years 2001, 2000 and 1999, respectively. The decrease in the tax rate from 36.7% in fiscal year 2000 to 33.3% in fiscal year 2001 was due primarily to the reversal of deferred tax liabilities on foreign earnings as a result of the Company's increasing ability to utilize foreign tax credits and due to the adjustment of prior year tax accruals. The reduction in the effective tax rate from 42.8% in fiscal year 1999 to 36.7% in fiscal year 2000 was primarily attributable to the tax effect of merger, restructuring and asset impairment costs, which were not deductible in fiscal year 1999.

THE CUMULATIVE EFFECT OF THE CHANGE IN ACCOUNTING PRINCIPLE of $2 million (net of tax benefit of $1 million) was recognized as a transition adjustment due to the implementation of the Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The Company adopted SFAS No. 133, as amended, effective July 1, 2000.

SEGMENT RESULTS

U.S. HOUSEHOLD PRODUCTS AND CANADA

Fiscal Year 2001 vs. Fiscal Year 2000: U.S. Household Products and Canada's net sales decreased by 3% from fiscal year 2000 and earnings before tax decreased by 6% from fiscal year 2000.

The decline in net sales was caused by a 2% decrease in volumes, an unfavorable assortment mix resulting from a shift towards larger sizes, and higher trade-promotion spending. The segment's volume decline follows a year in which 21 new products were introduced and the economy softened. Laundry and home care's volume decline of 1% resulted from lower shipments of Clorox disinfecting spray due to increased competitive activity and discontinued dry Clorox bleach and Clorox FreshCare dry cleaning product; these volume declines were partly offset by increases in shipments of Ultra Clorox liquid bleach. Brita's shipments decreased 8% from the prior year despite the Company's advertising and marketing efforts to improve shipments of Brita pour-through pitchers and filters. Partially offsetting this decline were increased shipments of Brita faucet-mount systems and Brita Fill & Go sports bottles.

The decline in net earnings before tax resulted from lower volumes, an unfavorable assortment mix and higher raw material costs and trade spending, partly offset by costs savings generated from manufacturing initiatives and lower advertising costs.

Fiscal Year 2000 vs. Fiscal Year 1999: U.S. Household Products and Canada's fiscal year 2000 net sales increased by 5% while earnings before tax decreased by 2% from fiscal year 1999.

The improvement in net sales reflected the positive impact of product introductions including Clorox disinfecting spray and wipes, Liquid-Plumr Foaming Pipe Snake drain cleaner, Meadow Fresh Pine-Sol cleaner, Ultra Clorox liquid bleach, Clorox FreshCare dry cleaning product and Brita Fill & Go sports bottle. Partially offsetting these revenue gains were declines in net sales of Tilex Fresh Shower daily shower cleaner.

Earnings before tax were impacted by higher product costs and advertising expenditures. Higher resin and corrugated costs, start-up costs for product launches, higher product costs in the Brita business due to an increase in production of faucet-mount filter systems introduced in late fiscal year 1999 and additional components in the Brita pitchers, all contributed to the increase in cost of products sold. Advertising expenditures also increased over the prior year due to the introduction of Ultra Clorox liquid bleach and other new products.

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

U.S. SPECIALTY PRODUCTS

Fiscal Year 2001 vs. Fiscal Year 2000: U.S. Specialty Products' fiscal year 2001 net sales decreased 1% from the prior year despite a 2% increase in volumes from fiscal year 2000. Earnings before tax for the segment declined 8% from fiscal year 2000.

The net sales decrease of 1% was due to higher trade-promotion spending. The 2% volume growth was driven by higher volumes in the seasonal, cat litter and auto care businesses, offset by declines in the food and Glad bags and wrap businesses. Seasonal's increased volumes of 6% from the prior year reflect greater charcoal shipments boosted by marketing support and a narrowing price spread with private label products. The 5% increase in cat litter's volumes came from the prior year launch of Fresh Step crystals cat litter, higher Scoop Away cat litter volumes due to the price rollback in June of the prior year, and the relaunch of Scoop Away cat litter along with increased advertising and trade spending. These increases were partly offset by poorer performance early in the year due to difficulties experienced in the execution of a packaging conversion and a cat toy promotion. The 4% increase in auto care's shipments resulted from the introduction of Armor All cleaning and protectant wipes. Offsetting volume gains in these businesses were declines in the food and the Glad bags and wraps businesses. The 5% volume decline in the food business reflects signs of slowing growth in salad dressing consumption and intense competitive pressure in this category that resulted in decreased consumption in Hidden Valley dressings. The Glad bags and wraps business volumes decreased 2% from the prior year despite signs of volume improvement seen in the fourth quarter of fiscal year 2001. Driving the fourth quarter volume improvement were higher shipments in the GladWare line of containers.

The decline in net earnings before tax resulted from an unfavorable assortment mix, higher raw material and energy-related costs, costs associated with product and packaging improvements for the relaunch of Scoop Away cat litter, and greater advertising and trade spending. Offsetting these decreases were savings achieved by transferring auto care and Scoop Away cat litter manufacturing in-house from co-packers and other manufacturing cost-savings initiatives.

Fiscal Year 2000 vs. Fiscal Year 1999: U.S. Specialty Products' fiscal year 2000 net sales remained relatively flat from the prior year while earnings before tax increased 8% over the prior year.

Net sales remained relatively flat due to lower volumes from the former First Brands businesses offset by the favorable results of eliminating First Brand's inefficient trade-promotion and coupon spending practices. Sales volumes decreased in the auto care, Glad and cat litter businesses due to the Company's strategic integration of former First Brands businesses. Auto care volumes declined due to the elimination of approximately one-half of the STP product line in an effort to focus on more strategic and higher-margin products. Volumes in the Glad business were lower than the prior year due to the elimination of non-core and low-margin items. Cat litter volumes also declined due to reducing the number of cat litter items, decreasing spending for trade promotions and changing the price structure. This decline in volume was offset by higher volumes resulting from the introductions of K C Masterpiece marinades and GladWare disposable container products and gains in shipments of Hidden Valley dressings and Kingsford and Match Light charcoal products.

Earnings before tax increased 8% over the prior year due principally to cost-savings initiatives. Cost savings were achieved from shifting the manufacturing of certain auto care products from contract packers to Company facilities, eliminating unprofitable product lines from the First Brands businesses, reductions in inefficient coupon spending partially offset by increased focus on media spending, and efficiencies gained from integrating former First Brands businesses. These cost savings were partially offset by higher resin costs.

INTERNATIONAL OPERATIONS

Fiscal Year 2001 vs. Fiscal Year 2000: International's earnings before tax increased 4% while net sales decreased 4%. Despite a volume increase of 5%, the decrease in net sales was due to foreign currency weaknesses in Australia, New Zealand and most Latin America countries and higher trade-promotion spending. Had it not been for the negative impact of foreign currency devaluations, international's net sales

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would have increased 2%. The increase in volumes from the prior year resulted from the prior-year acquisitions of Bon Bril cleaning utensils businesses in certain Latin American countries, the recent launch of Poett and other fragranced cleaners in Argentina, Chile, Mexico, Brazil, Peru, Panama and Venezuela, and increased insecticide consumption in Korea. The increase in earnings before tax was generated from the restructuring of the Company's Asia operations, lower commission expense resulting from the prior-year acquisition of a distribution business in Argentina, and the Company's ongoing efforts to improve operating margins.

Fiscal Year 2000 vs. Fiscal Year 1999: International's fiscal year 2000 earnings before tax increased 35% from fiscal year 1999, due mostly to a 4% increase in net sales as well as the impact of cost savings from the integration of the sales force and distribution network in Latin America. Net sales reflect an 8% increase in volumes driven primarily by new product launches in Latin America and the acquisitions of Bon Bril cleaning utensils businesses in Latin America and the Astra rubber gloves business in Australia, partly offset by higher promotional spending.

CORPORATE, INTEREST AND OTHER

Fiscal Year 2001 vs. Fiscal Year 2000: "Corporate, Interest and Other" loss before tax increased 15% from fiscal year 2000 to fiscal year 2001 due to the recognition of restructuring and asset impairment costs, offset by lower interest expense.

Fiscal Year 2000 vs. Fiscal Year 1999: "Corporate, Interest and Other" loss before tax improved 24% from fiscal year 1999 to fiscal year 2000 mostly due to the impact of merger-related charges incurred in fiscal year 1999, and not in fiscal year 2000, and a decrease in pension costs resulting from changes in actuarial assumptions.

FINANCIAL POSITION AND LIQUIDITY

CASH FLOWS FROM OPERATIONS

The Company's financial position and liquidity remains strong due to continuing cash flow provided by operations during fiscal years 2001, 2000 and 1999. Cash provided by operations was $747 million in fiscal year 2001, $681 million in fiscal year 2000 and $617 million in fiscal year 1999.

Net cash provided by operations increased 10% in fiscal year 2001 as compared to fiscal year 2000. The increase in cash provided by operations in fiscal year 2001 is attributable to improved management of working capital. Working capital changes from fiscal year 2000 included decreases in accounts receivable and inventories and an increase in accrued liabilities, offset partially by lower accounts payable. The decrease in accounts receivable is due to a decrease in net sales for the month of June 2001 versus June 2000 and successful collection of some past due receivables. Lower inventory levels in fiscal year 2001 reflect better inventory management and a decrease in seasonal product inventories. Inventory levels were favorably impacted due to management's continuing efforts to optimize inventories and to eliminate underperforming stock keeping units. Seasonal product inventories were lower than planned due to stronger sales in charcoal during the fourth quarter of this year versus the year ago quarter. The decrease in accounts payable is related to lower raw-material purchases consistent with the decline in inventories and the effect resulting from the discontinuation of certain products.

The increase in cash provided by operations in fiscal year 2000, as compared to fiscal year 1999, is principally attributable to higher earnings and increased cash effects from an improved working capital position. Working capital changes from fiscal year 1999 included increases in accounts receivable, inventories and other current assets, and lower restructuring liabilities; these working capital increases were offset by increases in accounts payable and accrued liabilities. The 4% increase in accounts receivable over the prior year corresponded with a 5% increase in net sales in the fourth quarter. Higher inventory levels in fiscal year 2000 reflected the impact from new product introductions, and a build of charcoal inventories due to unseasonably cool weather. Other current assets increased mostly due to the short-term classification of the

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Argentine forward-purchase agreement, which matured in fiscal year 2001.
Increases in accounts payable and accrued liabilities are partly attributable to higher purchases and accruals resulting from new product launches.

BORROWING INFORMATION

The Company's overall level of indebtedness (both short-term and long-term debt) decreased $359 million from $1,363 million at June 30, 2000, to $1,004 million at June 30, 2001, as excess cash provided by operations was used to reduce commercial paper borrowings and repay a $142 million short-term note due in March 2001. In February 2001, the Company increased its borrowings with the issuance of $300 million of 6.125% unsecured senior unsubordinated notes due in February 2011.

In fiscal year 2000, the Company reduced certain of its long-term financing agreements, entered into a $236 million Canadian dollar denominated commercial paper agreement that is hedged with a forward currency contract for the same amount, and entered into a 7.38% short-term bank loan totaling $142 million, which was paid when due in March 2001.

ACQUISITIONS

During fiscal year 2001, the Company invested $126 million in new businesses. The Company acquired for $122 million (or $116 million, net of cash acquired) from Brita GmbH the rights to the Brita trademark and other intellectual property in North and South America, an increase in the Company's ownership from 50% to 100% in Brita Limited and Brita South America Inc., and certain other net assets. The Company also increased its ownership to 100% in its two joint ventures in Costa Rica, previously 49% and 51% owned. The investments in Brita Limited, Brita South America Inc. and Costa Rica were previously accounted for under the equity method of accounting and are fully consolidated from the date of acquisition. These acquisitions were accounted for as purchases and were funded using a combination of cash and debt.

During fiscal year 2000, the Company invested $120 million in new international businesses. These acquisitions included the Bon Bril cleaning utensils businesses in Colombia, Venezuela and Peru, the Agrocom S.A. distribution business in Argentina, an increase in ownership to 100% in Clorox de Colombia S.A. (formerly Tecnoclor S.A. and previously 72% owned) and the Astra rubber gloves business purchased in Australia.

During fiscal year 1999, the Company invested $116 million in new businesses, including the U.S. acquisition of the Handi Wipes and Wash'n Dri businesses. International acquisitions included the Mistolin bleach and household cleaners business in Venezuela, the Homekeeper insecticide business in Korea, the Gumption household cleaner business in Australia, as well as a 12% increase in ownership in the Company's joint venture in Colombia, Clorox de Colombia S.A.

CAPITAL EXPENDITURES

Capital expenditures were $192 million in fiscal year 2001, $158 million in fiscal year 2000 and $176 million in fiscal year 1999. In fiscal year 2001, capital expenditures included the Company's purchases of property, plant and equipment and $41 million of expenditures for the Company's new enterprise resource planning system and customer relationship management system. The Company will be implementing these systems over the next three calendar years, with total implementation costs estimated to be approximately $250 million. Approximately $150 million represents incremental spending over and above previously planned spending on systems projects. Total expenditures for the fiscal year ended June 30, 2001 were $47 million, of which $41 million were capitalized as property, plant and equipment and other assets and $6 million were recorded as selling and administration expense.

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COMMON STOCK DIVIDENDS, COMPANY STOCK PURCHASES AND STOCK AUTHORIZATION
INFORMATION

Dividends paid in fiscal years 2001, 2000 and 1999 were $199 million, or $0.84 per share; $189 million, or $0.80 per share; and $162 million, or $0.71 per share, respectively. Also, on July 18, 2001, the Company announced a regular quarterly dividend of $0.21 per share.

Treasury share purchases and related premiums were $10 million in fiscal year 2001; $135 million, or 3,123,000 shares in fiscal year 2000; and $33 million, or 800,000 shares in fiscal year 1999. Purchases made in fiscal year 2000 were under a common stock repurchase and hedging program authorized in August 1999 by the Board of Directors. The purpose of that program was to reduce or eliminate dilution when shares are issued in accordance with the Company's various stock compensation plans. Prior to August 1999, the Company had canceled a prior share repurchase and hedging program (previously authorized in September 1996 by the Board of Directors to offset the dilutive effects of employee stock exercises) when it merged with First Brands. Purchases made in fiscal year 1999 were under the share repurchase and hedging program authorized in September 1996. In August 2001, the Company's Board of Directors authorized the Company to repurchase up to $500 million of the Company's common stock over a two- to three-year period. This program is in addition to the program approved in August 1999.

At June 30, 2001, the Company had three share repurchase agreements totaling approximately $246 million, whereby the Company contracted for future delivery of 2,260,000 shares each on September 15, 2002 and on September 15, 2004, at a strike price of $43 per share, and for future delivery of 1,000,000 shares on November 1, 2003 at a strike price of $51.70 per share.

LIQUIDITY

In fiscal years 2001, 2000 and 1999, cash flows from operations exceeded cash requirements to fund acquisitions, capital expenditures, dividends and scheduled debt service. The Company believes that cash flow from operations, supplemented by financing expected to be available from external sources, will provide sufficient liquidity for the foreseeable future. At June 30, 2001, the Company had credit agreements with available credit lines totaling $800 million, which expire on dates through April 2002. These agreements are available for general corporate purposes and for the support of additional commercial paper. There were no borrowings under these agreements at June 30, 2001. The Company's credit agreements have some limitations and restrictive covenants and require maintenance of a minimum net worth of $704 million. The most restrictive of covenants limits certain sale and leaseback transactions to the greater of $100 million or 15% of the Company's consolidated net tangible assets.

Based on the Company's working capital requirements, the current availability under its credit agreements, and its ability to generate positive cash flows from operations in the future, the Company does not believe that such limitations will have a material effect on the Company's long-term liquidity. The Company believes that it will have the funds necessary to meet all of its above described financing requirements and all other fixed obligations. Should the Company undertake strategic acquisitions, requiring funds in excess of its current cash reserves and available credit lines, it might be required to seek additional debt or equity financing. Depending upon conditions in the financial markets, the availability of acceptable terms, and other factors, the Company may consider the issuance of debt or other securities to finance acquisitions, to refinance debt or to fund other activities for general business purposes.

MARKET-SENSITIVE DERIVATIVES AND FINANCIAL INSTRUMENTS

The Company is exposed to the impact of interest rates, foreign currency fluctuations, commodity prices and changes in the market value of its investments. The Company has certain restrictions on the use of derivatives, including a prohibition of the use of any leveraged instrument. Derivative contracts are entered into for non-trading purposes with several major credit worthy institutions, thereby minimizing the risk of credit loss. In the normal course of business, the Company employs practices and procedures to manage its exposure to changes in interest rates, foreign currencies and commodity prices using a variety of derivative instruments.
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

The Company's objective in managing its exposure to changes in interest rates, foreign currencies and commodity prices is to limit the impact of fluctuations on earnings, cash flow and, in the case of interest rate changes, to manage interest rate exposure. To achieve its objectives, the Company uses swaps and forward and futures contracts to manage its exposures to interest rate changes, foreign currency fluctuations and commodity pricing risks.

For fiscal years 2001 and 2000, the Company's exposure to market risk has been estimated using sensitivity analysis, which is defined as the change in the fair value of a derivative or financial instrument assuming a hypothetical 10% adverse change in market rates or prices. The results of the sensitivity analysis are summarized below. Actual changes in interest rates or market prices may differ from the hypothetical changes.

The Company has market risk exposure to changing interest rates. Interest rate risk is managed through the use of a combination of fixed and floating rate debt. Interest rate swaps may be used to adjust interest rate risk exposures when appropriate, based on market conditions. These instruments have the effect of converting fixed rate instruments to floating, or floating to fixed. Changes in interest rates would result in gains or losses in the market value of the Company's fixed-rate debt instruments and the Company's interest rate swap agreements that convert debt instruments from floating to fixed, due to differences between current market rates and the rates implicit for these instruments. Based on the results of the sensitivity analysis, at June 30, 2001 and 2000, the Company's estimated market exposure for interest rates was $16 million and $10 million, respectively.

The Company seeks to minimize the impact of certain foreign currency fluctuations by hedging transactional exposures with foreign currency forward contracts and similar instruments. The Company's foreign currency transactional exposures exist primarily with the Canadian, Australian and New Zealand dollars. The Company also had certain positions in the Argentine peso, with no hedging designations. The foreign exchange sensitivity analysis includes forward contracts and other financial instruments affected by foreign exchange risk. Based on the hypothetical change in foreign currency exchange rates, the net unrealized losses at June 30, 2001, and 2000 would be $12 million and $23 million, respectively.

Commodity futures and swap contracts are used to manage cost exposures on certain raw material purchases with the objective of ensuring relatively stable costs for these commodities. The Company also had a commodity purchase contract with no hedging designation. The commodity price sensitivity analysis includes commodity futures and swap contracts affected by commodity price risk. Based on the results of the sensitivity analysis, at June 30, 2001, and 2000, the Company's estimated market exposure for commodity prices was $11 million and $14 million, respectively.

ENVIRONMENTAL MATTERS

The Company is committed to an ongoing program of comprehensive, long-term environmental assessment of its facilities. This program is monitored by the Company's Department of Health, Safety and Environment with guidance from legal counsel. During each facility assessment, compliance with applicable environmental laws and regulations is evaluated and the facility is reviewed in an effort to identify possible future environmental liabilities. The Company believes that there are no potential future environmental liabilities that will have a material adverse effect on its financial position or future operating results, although no assurance can be given with respect to the ultimate outcome of any such matters. This premise is based on the accrual for such costs as of June 30, 2001, and the probable future costs of such environmental claims and actions without an offset for expected insurance recoveries or discounting for present value.

ACCOUNTING AND REPORTING CHANGES

In December 1999, the Securities and Exchange Commission ("SEC") issued SEC Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," as amended. SAB No. 101, as amended, summarizes the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted SAB 101 at June 30, 2001, and it did not have a material impact on the Company's financial statements.

Effective July 1, 2000, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The affect of this new standard was a reduction of net earnings of $2 million (net of tax benefit of $1 million), which was recognized as a cumulative effect of a change in accounting principle and an increase in other comprehensive income of $10 million (net of tax of $7 million). The ongoing effects will depend on future market conditions and the Company's hedging activities.

In July 2000, the FASB Emerging Issues Task Force ("EITF") reached a consensus on EITF No. 00-14, "Accounting for Coupons, Rebates and Discounts," which addresses both the accounting for sales subject to rebates and revenue sharing arrangements as well as coupon costs and discounts. The Company adopted EITF No. 00-14 effective June 30, 2001. Coupon and consumer rebate sales incentives are now recognized as a reduction in net sales, rather than as expense. The impact of adopting this consensus reduced both net sales and advertising expense by $94 million and $117 million, in fiscal years 2000 and 1999, respectively, and prior years have been restated to reflect these changes.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, " Goodwill and Other Intangible Assets." SFAS No. 141 will apply to all business combinations that the Company enters into after June 30, 2001, and eliminates the pooling-of-interests method of accounting. SFAS No. 142 eliminates the amortization of goodwill and intangible assets having indefinite lives and requires that annual reviews for impairment be made for such assets on a "fair value basis." Intangible assets with definitive lives will continue to be amortized. This standard applies to all goodwill and intangible assets acquired after June 30, 2001, as well as goodwill and intangible assets existing at that date. The new standard will require the Company to review its goodwill and intangible assets to determine which assets will no longer be amortized, and which assets may require a change in their amortizable lives; and to assess potential asset impairment, measured on a "fair value basis." The Company is currently reviewing the new standards and adopted the new standards effective July 1, 2001. The Company has not determined the effect on earnings of the provision to cease amortization of goodwill, nor has it completed the required tests for impairment. The Company had net brands, trademarks, patents and other intangibles of $1,574 million at June 30, 2001, and had related amortization expense of $60 million, $55 million and $61 million in fiscal years 2001, 2000 and 1999 respectively.

CAUTIONARY STATEMENT

Except for historical information, matters discussed above and in the financial statements and footnotes, including statements about future plans, objectives, expectations, growth or profitability, are forward-looking statements based on management's estimates, assumptions and projections. These forward-looking statements are subject to risks and uncertainties, and actual results could differ materially from those discussed in this Appendix C to the Company's 2001 Proxy Statement. Important factors that could affect performance and cause results to differ materially from management's expectations are described in "Forward-Looking Statements and Risk Factors" in the Company's Annual Report on Form 10-K for the fiscal year ending June 30, 2001, which is expected to be filed with the SEC on or about September 28, 2001, and in subsequent SEC filings. Those factors include, but are not limited to, marketplace conditions and events, the Company's actual cost performance, implementation of the Company's new enterprise resource planning and customer relationship management systems, risks inherent in litigation and international operations, the success of new products, the integration of acquisitions and mergers, divestiture of non-strategic businesses and environmental, regulatory and intellectual property matters. These forward-looking statements speak only as of the date of this document.

CONSOLIDATED STATEMENTS OF EARNINGS
THE CLOROX COMPANY

                    YEARS ENDED JUNE 30                         2001       2000       1999
--------------------------------------------------------------------------------------------
      IN MILLIONS, EXCEPT SHARE AND PER-SHARE AMOUNTS.
Net Sales...................................................  $  3,903   $  3,989   $  3,886
                                                              --------   --------   --------
Costs and Expenses
  Cost of products sold.....................................     2,319      2,250      2,181
  Selling and administration................................       495        525        554
  Advertising...............................................       352        371        357
  Research and development..................................        67         63         63
  Merger, restructuring and asset impairment................        59         36        180
  Interest expense..........................................        88         98         97
  Other expense-net.........................................        36         24         24
                                                              --------   --------   --------
     Total Costs and Expenses...............................     3,416      3,367      3,456
                                                              --------   --------   --------
Earnings before income taxes and cumulative effect of change
  in accounting principle...................................       487        622        430
Income taxes................................................       162        228        184
                                                              --------   --------   --------
Earnings before cumulative effect of change in accounting
  principle.................................................       325        394        246
Cumulative effect of change in accounting principle (net of
  tax benefit of $1)........................................        (2)        --         --
                                                              --------   --------   --------
Net Earnings................................................  $    323   $    394   $    246
                                                              ========   ========   ========
Earnings per Common Share
  Basic
     Earnings before cumulative effect of change in
       accounting principle.................................  $   1.38   $   1.67   $   1.05
     Cumulative effect of change in accounting principle....     (0.01)        --         --
                                                              --------   --------   --------
  Net Earnings..............................................  $   1.37   $   1.67   $   1.05
                                                              ========   ========   ========
  Diluted
     Earnings before cumulative effect of change in
       accounting principle.................................  $   1.36   $   1.64   $   1.03
     Cumulative effect of change in accounting principle....     (0.01)        --         --
                                                              --------   --------   --------
  Net Earnings..............................................  $   1.35   $   1.64   $   1.03
                                                              ========   ========   ========
Weighted Average Common Shares Outstanding (in thousands)
  Basic.....................................................   236,149    236,108    235,364
  Diluted...................................................   239,483    239,614    240,002

                See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
THE CLOROX COMPANY

                    YEARS ENDED JUNE 30                        2001      2000
------------------------------------------------------------------------------
      IN MILLIONS, EXCEPT SHARE AND PER-SHARE AMOUNTS.
ASSETS
Current Assets
  Cash and cash equivalents.................................  $  251    $  254
  Receivables-net...........................................     514       624
  Inventories...............................................     281       376
  Other current assets......................................      57       200
                                                              ------    ------
     Total Current Assets...................................   1,103     1,454
                                                              ------    ------
Property, Plant and Equipment -- Net........................   1,046     1,079
                                                              ------    ------
Brands, Trademarks, Patents and Other Intangibles -- Net....   1,574     1,536
                                                              ------    ------
Investments in Affiliates...................................      90       110
                                                              ------    ------
Other Assets................................................     182       174
                                                              ------    ------
Total.......................................................  $3,995    $4,353
                                                              ======    ======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Notes and loans payable...................................  $  117    $  768
  Current maturities of long-term debt......................     202         5
  Accounts payable..........................................     314       378
  Accrued liabilities.......................................     436       387
  Income taxes payable......................................      --        36
                                                              ------    ------
     Total Current Liabilities..............................   1,069     1,574
                                                              ------    ------
Long-term Debt..............................................     685       590
                                                              ------    ------
Other Liabilities...........................................     194       204
                                                              ------    ------
Deferred Income Taxes.......................................     147       191
                                                              ------    ------
Stockholders' Equity
  Common stock, $1.00 par value, 750,000,000 shares
     authorized, 249,826,934 shares issued and 236,691,020
     and 235,361,130 shares outstanding at June 30, 2001,
     and 2000, respectively.................................     250       250
  Additional paid-in capital................................     195       175
  Retained earnings.........................................   2,142     2,020
  Treasury shares, at cost, 13,135,914 and 14,465,804 shares
     at June 30, 2001, and 2000, respectively...............    (441)     (451)
  Accumulated other comprehensive net losses................    (235)     (183)
  Unearned compensation.....................................     (11)      (17)
                                                              ------    ------
     Stockholders' Equity-Net...............................   1,900     1,794
                                                              ------    ------
Total.......................................................  $3,995    $4,353
                                                              ======    ======

                See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
THE CLOROX COMPANY

                                                                                 ACCUMULATED
                                             ADDITIONAL                             OTHER
                                    COMMON    PAID-IN     RETAINED   TREASURY   COMPREHENSIVE     UNEARNED             COMPREHENSIVE
                                    STOCK     CAPITAL     EARNINGS    SHARES     NET LOSSES     COMPENSATION   TOTAL      INCOME
------------------------------------------------------------------------------------------------------------------------------------
IN MILLIONS, EXCEPT PER-SHARE
AMOUNTS.
Balance, June 30, 1998...             $249       $  8     $1,735     $(392)        $(116)         $(11)        $1,473
Comprehensive Income
  Net earnings...                                            246                                                  246      $246
  Translation adjustments...                                                         (43)                         (43)      (43)
  Minimum pension liability
    adjustments...                                                                    (1)                          (1)       (1)
                                                                                                                           ----
Total Comprehensive Income...                                                                                              $202
                                                                                                                           ====
  Dividends ($.71 per share)...                             (162)                                                (162)
  Employee stock plans and other...      1         68         (3)       33                          (9)            90
  Treasury stock purchased and
    related operations...                                              (33)                                       (33)
                                      ----       ----     ------     -----         -----          ----         ------
Balance, June 30, 1999...              250         76      1,816      (392)         (160)          (20)         1,570
Comprehensive Income
  Net earnings...                                            394                                                  394      $394
  Translation adjustments...                                                         (23)                         (23)      (23)
                                                                                                                           ----
Total Comprehensive Income...                                                                                              $371
                                                                                                                           ====
  Dividends ($.80 per share)...                             (189)                                                (189)
  Employee stock plans and other...                35         (1)       21                           3             58
  Treasury stock purchased and
    related  premiums...                          (12)                (135)                                      (147)
  Settlement of share repurchase
    obligations and option
    contracts...                                   76                   55                                        131
                                      ----       ----     ------     -----         -----          ----         ------
Balance, June 30, 2000...              250        175      2,020      (451)         (183)          (17)         1,794
Comprehensive Income
  Net earnings...                                            323                                                  323     $323
  Translation adjustments...                                                         (54)                         (54)     (54)
  Minimum pension liability
    adjustments...                                                                    (3)                          (3)      (3)
  Cumulative effect and change in
    valuation of derivatives
    (net of tax benefit of $2)...                                                      5                            5        5
                                                                                                                          ----
Total Comprehensive Income...                                                                                             $271
                                                                                                                          ====
  Dividends ($.84 per share)...                             (199)                                                (199)

  Employee stock plans and other...                20         (2)       20                           6             44
  Treasury stock purchased and
    related  premiums...                                               (10)                                       (10)
                                      ----       ----     ------     -----         -----          ----         ------
Balance, June 30, 2001...             $250       $195     $2,142     $(441)        $(235)         $(11)        $1,900
                                      ====       ====     ======     =====         =====          ====         ======


                See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
THE CLOROX COMPANY

                    YEARS ENDED JUNE 30                       2001    2000    1999
-----------------------------------------------------------------------------------
                        IN MILLIONS.
Operations:
  Net earnings..............................................  $ 323   $ 394   $ 246
  Adjustments to reconcile net earnings to net cash provided by operations:
     Depreciation and amortization..........................    225     201     202
     Deferred income taxes..................................    (41)    (16)    (29)
     Merger, restructuring and asset impairment.............     59       7      91
     Other..................................................     19      11     (14)
     Cash effects of changes in (excluding effects of
      businesses acquired):
       Accounts receivable..................................    123     (10)     24
       Inventories..........................................     90     (50)     48
       Other current assets.................................      8      (3)      2
       Accounts payable and accrued liabilities.............    (78)    144      (5)
       Income taxes payable.................................     19       3      52
                                                              -----   -----   -----
       Net cash provided by operations......................    747     681     617
                                                              -----   -----   -----
Investing Activities:
  Capital expenditures......................................   (192)   (158)   (176)
  Acquisitions, net of cash acquired........................   (126)   (120)   (116)
  Proceeds from disposals of property, plant and
     equipment..............................................      6       3      16
  Other.....................................................    (24)     15     (37)
                                                              -----   -----   -----
       Net cash used for investing..........................   (336)   (260)   (313)
                                                              -----   -----   -----
Financing Activities:
  Notes and loans payable, net..............................   (651)     34    (232)
  Collection of prepaid forward contract....................    150      --      --
  Long-term borrowings......................................    310       5     205
  Long-term repayments......................................    (19)   (117)    (16)
  First Brands receivables financing program -- net.........     --      --    (100)
  Cash dividends............................................   (199)   (189)   (162)
  Treasury stock purchased and related premiums.............    (10)   (135)    (33)
  Settlement of share repurchase obligations and option
     contracts..............................................     --      76      --
  Issuance of common stock for employee stock plans, and
     other..................................................     12      27      64
                                                              -----   -----   -----
       Net cash used for financing..........................   (407)   (299)   (274)
                                                              -----   -----   -----
Effect of exchange rate changes on cash and cash
  equivalents...............................................     (7)     --      --
                                                              -----   -----   -----
Net increase (decrease) in cash and cash equivalents........     (3)    122      30
Cash and cash equivalents:
  Beginning of year.........................................    254     132     102
                                                              -----   -----   -----
  End of year...............................................  $ 251   $ 254   $ 132
                                                              =====   =====   =====
Supplemental Cash Flow Information:
  Cash paid for:
     Interest (net of amounts capitalized)..................  $  83   $  92   $  98
     Income taxes...........................................    156     166      85
  Non-cash transactions:
     Share repurchase and other obligations.................  $  --   $  55   $  --
     Acquisitions:
       Fair value of assets net of cash acquired............    132     129     116
       Less liabilities assumed.............................     (6)     (9)     --
                                                              -----   -----   -----
       Acquisitions net of cash acquired....................  $ 126   $ 120   $ 116

                See Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               THE CLOROX COMPANY

                    YEARS ENDED JUNE 30, 2001, 2000 AND 1999

           (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER-SHARE AMOUNTS)

1. SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS AND PRINCIPLES OF CONSOLIDATION

The Company is principally engaged in the production and marketing of nondurable consumer products through grocery stores, mass merchandisers and other retail outlets. The consolidated financial statements include the statements of the Company and its majority-owned and controlled subsidiaries. Minority investments in foreign entities are accounted for under the equity method, the most significant of which is an equity investment in Henkel Iberica, S.A. of Spain. All significant intercompany transactions and accounts are eliminated in consolidation.

The Company's results reflect the January 29, 1999 merger with First Brands Corporation ("First Brands"), which was accounted for as a pooling of interests. Pursuant to the merger agreement, First Brands stockholders obtained the right to receive .349 of a share of the Company's common stock in exchange for each share of First Brands common stock, with cash paid in lieu of fractional shares. Pursuant to the merger, 40.3 million shares of First Brands common stock were converted into 28.2 million shares of the Company's common stock. In addition, options to acquire 1.8 million shares of First Brands' common stock were converted to 1.2 million options to acquire shares of the Company's common stock. In connection with the merger, the Company also assumed approximately $435 of First Brands debt. All historical financial information has been restated to include First Brands.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from estimates and assumptions made.

ACCOUNTING AND REPORTING CHANGES

In December 1999, the Securities and Exchange Commission ("SEC") issued SEC Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," as amended. SAB No. 101, as amended, summarizes the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted SAB 101 at June 30, 2001, and it did not have a material impact on the Company's financial statements.

In March 2000, the Financial Accounting Standards Board ("FASB") issued guidance on stock compensation issues in the form of FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation, an Interpretation of Accounting Principles Board ("APB") Opinion No. 25." The interpretation clarifies the application of APB Opinion No. 25 for certain issues. The Company adopted the interpretation beginning July 1, 2000, and it did not significantly impact the fiscal year 2001 financial statements.

Effective July 1, 2000, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain

                               THE CLOROX COMPANY

                    YEARS ENDED JUNE 30, 2001, 2000 AND 1999

           (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER-SHARE AMOUNTS)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

derivative instruments embedded in other contracts, and for hedging activities. The statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The affect of this new standard was a reduction of net earnings of $2 (net of tax benefit of $1), which was recognized as a cumulative effect of a change in accounting principle and an increase in other comprehensive income of $10 (net of tax benefit tax of $7). The ongoing effects will depend on future market conditions and the Company's hedging activities.

In July 2000, the FASB Emerging Issues Task Force ("EITF") reached a consensus on EITF No. 00-14, "Accounting for Coupons, Rebates, and Discounts," which addresses both the accounting for sales subject to rebates and revenue sharing arrangements as well as coupon costs and discounts. The Company adopted EITF No. 00-14 effective June 30, 2001. Coupon and consumer rebate sales incentives are now recognized as a reduction in net sales, rather than as expense. The impact of adopting this consensus reduced both net sales and advertising expense by $94 and $117, in fiscal years 2000 and 1999, respectively, and prior years have been restated to reflect these changes.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 will apply to all business combinations that the Company enters into after June 30, 2001, and eliminates the pooling-of-interests method of accounting. SFAS No. 142 eliminates the amortization of goodwill and intangible assets having indefinite lives and requires that annual reviews for impairment be made for such assets on a "fair value basis." Intangible assets with definitive lives will continue to be amortized. This standard applies to all goodwill and intangible assets acquired after June 30, 2001, as well as goodwill and intangible assets existing at that date. The new standard will require the Company to review its goodwill and intangible assets to determine which assets will cease being amortized and which assets may require a change in their amortizable lives; and to assess potential impairment testing on a "fair value basis." The Company is currently reviewing the new standards and adopted the new standards effective July 1, 2001. The Company has not determined the effect on earnings of the provision to cease amortization of goodwill, nor has it completed the required tests for impairment. The Company had net brands, trademarks, patents and other intangibles of $1,574 at June 30, 2001, and had related amortization expense of $60, $55 and $61 in fiscal years 2001, 2000, and 1999 respectively.

CASH AND CASH EQUIVALENTS

Cash equivalents consist of money market and other high quality instruments with an initial maturity of three months or less. Such investments are stated at cost, which approximates market value.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost for the majority of the domestic inventories, excluding former First Brands businesses, is determined on the last-in, first-out (LIFO) method. The cost method for all other inventories, including former First Brands businesses, is determined on the first-in, first-out (FIFO) method.

                               THE CLOROX COMPANY

                    YEARS ENDED JUNE 30, 2001, 2000 AND 1999

           (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER-SHARE AMOUNTS)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Depreciation is calculated by the straight-line method over estimated useful lives generally ranging from 3-40 years. Carrying values are reviewed periodically for possible impairment. If an impairment condition exists, an impairment is recorded based on estimates of fair value of assets.

BRANDS, TRADEMARKS, PATENTS AND OTHER INTANGIBLES

Brands, trademarks, patents and other intangible assets arising from transactions after October 30, 1970, are amortized over their estimated useful lives not to exceed 40 years. Carrying values are reviewed periodically for possible impairment. Impairment charges are recorded when appropriate based on estimates of fair value of assets.

CAPITALIZED SOFTWARE COSTS

The Company capitalizes significant costs incurred in the acquisition or development of software for internal use, including the costs of the software, materials, consultants, interest and payroll and payroll-related costs for employees incurred in developing internal-use computer software once final selection of software is made. Costs incurred prior to the final selection are charged to expense. Capitalized software amortization expense was $18, $13 and $9, in fiscal years 2001, 2000 and 1999, respectively. The net book value of capitalized software costs included in other assets at June 30, 2001 and 2000 was $59 and $41, respectively.

FORWARD-PURCHASE FINANCING AGREEMENTS

In connection with the financing of an acquisition in Argentina in 1996 and the acquisition of the Brita water systems business in Canada in 1995, the Company entered into forward-purchase agreements with third parties. Under the terms of the forward-purchase agreements, the Company purchased preferred stock of certain of its foreign subsidiaries for future delivery from third parties with the right to acquire this preferred stock according to the terms of certain subscription agreements. The Brita forward-purchase agreement matured in June 2000, and the Argentine forward-purchase agreement matured in March 2001, and the third parties delivered the subsidiary preferred stock to the Company. At June 30, 2000, the Company's Argentine forward purchase amount totaled $144 and was included in other current assets. The forward purchases of the preferred stock were accreted to redemption amounts on a straight-line basis over their five-year terms and the amount of accretion was included in other expense, net.

REVENUE RECOGNITION

Customer sales are recognized when revenue is realized and earned. The Company recognizes revenue when the risk and title passes to the customer, generally at the time of shipment. Customer sales are recorded net of allowances for estimated returns, trade promotions and other discounts, which are recognized as a deduction to sales at the time of sale.

The Company provides for an allowance for doubtful accounts based on historical experience and a review of its receivables. Receivables are presented net of an allowance for doubtful accounts of $(14) and $(12) at June 30, 2001, and 2000, respectively. The Company's provision for doubtful accounts and deductions for

                               THE CLOROX COMPANY

                    YEARS ENDED JUNE 30, 2001, 2000 AND 1999

           (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER-SHARE AMOUNTS)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

charge-offs of receivables were $(5) and $3, respectively in fiscal year 2001 and $(8) and $5, respectively in fiscal year 2000.

ADVERTISING

The Company expenses advertising costs as incurred.

INCOME TAXES

The Company uses the asset and liability method to account for income taxes, including recognition of deferred tax assets included in other current assets and liabilities for the anticipated future tax consequences attributable to differences between financial statement amounts and their respective tax bases. Income tax expense is recognized currently for taxes payable on remittances of foreign earnings, while no provision for expense is made for taxes on foreign earnings that are deemed to be permanently reinvested. (see Note 14).

FOREIGN CURRENCY TRANSLATION

Local currencies are the functional currencies for most of the Company's foreign operations. Assets and liabilities are translated using the exchange rates in effect at the balance sheet date. Income and expenses are translated at the average exchange rates during the year. Translation gains and losses and the effects of exchange rate changes on transactions designated as hedges of net foreign investments are reported in accumulated other comprehensive income or loss in stockholders' equity. Deferred taxes are not provided on translation gains and losses where the Company expects that earnings of a foreign subsidiary are reinvested on a permanent basis. Transaction and foreign currency translation gains and losses where the U.S. dollar is the functional currency are included in other expense, net.

EARNINGS PER COMMON SHARE

Basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding each period. Diluted earnings per share is computed by dividing net earnings by the diluted weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution from common shares issuable through stock options, restricted stock, performance unit grants and share repurchase contracts.

DERIVATIVE INSTRUMENTS

The use of derivative instruments, principally swap, forward and option contracts, is limited to non-trading purposes and includes management of interest rate movements, foreign currency exposure and commodity exposure. Most interest rate swaps, commodity purchase and foreign exchange contracts are designated as fair-value or cash-flow hedges of fixed and variable rate debt obligations, raw material purchase obligations, foreign currency denominated debt instruments, or foreign currency denominated purchase obligations based on certain hedge criteria. The criteria used to determine if hedge accounting treatment is appropriate are (a) the designation of the hedge to an underlying exposure, (b) whether or not overall risk is being reduced and (c) if there is correlation between the value of the derivative instrument and the underlying obligation. Effective July 1, 2000, changes in the fair value of such derivatives are recorded as either assets or liabilities

                               THE CLOROX COMPANY

                    YEARS ENDED JUNE 30, 2001, 2000 AND 1999

           (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER-SHARE AMOUNTS)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

in the balance sheet with an offset to current earnings or other comprehensive income, depending on whether the derivative is designated as a hedge transaction and the type of hedge transaction. For fair-value hedge transactions, changes in fair value of the derivative and changes in the fair value of the item being hedged are recorded in earnings. For cash-flow hedge transactions, changes in fair value of derivatives are reported as other comprehensive income and are recognized into earnings in the period or periods during which the hedge transaction effects earnings. The Company also has contracts with no hedging designations. These contracts are accounted for by adjusting the carrying amount of the contracts to market and recognizing any gain or loss in other income or expense.

The Company has policies with restrictions on the usage of derivatives, including a prohibition of the use of any leveraged instrument. Derivative contracts are entered into with several major credit worthy institutions, thereby minimizing the risk of credit loss. In the normal course of business, the Company employs practices and procedures to manage its exposure to changes in interest rates, foreign currencies and commodity prices using a variety of derivative instruments.

STOCK-BASED COMPENSATION

The Company continues to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Restricted stock awards are recorded as compensation cost over the requisite vesting periods based on the market value on the date of grant. Compensation cost for shares issued under performance share plans is recorded based upon the current market value of the Company's stock at the end of each period. Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value based method of accounting for stock-based employee compensation plans. The Company has elected to retain its current method of accounting as described above and has adopted the disclosure requirements of SFAS No. 123. (See Note 11).

RECLASSIFICATIONS

Certain reclassifications, including those related to the adoption of EITF No. 00-14, have been made to the prior years' financial statements to conform to the current year's presentation.

                               THE CLOROX COMPANY

                    YEARS ENDED JUNE 30, 2001, 2000 AND 1999

           (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER-SHARE AMOUNTS)

2. MERGER, RESTRUCTURING AND ASSET IMPAIRMENT

Merger, restructuring and asset impairment charges were $59, $36 and $180 in fiscal years 2001, 2000 and 1999, respectively. Details of these costs through June 30, 2001 are as follows:

                                                                        TOTAL MERGER
                                                                             AND          ASSET
                                               MERGER   RESTRUCTURING   RESTRUCTURING   IMPAIRMENT   TOTAL
                                               ------   -------------   -------------   ----------   -----
Expense for the year:
  June 30, 1999..............................   $ 36        $ 53            $  89          $ 91      $180
  June 30, 2000..............................     17          11               28             8        36
  June 30, 2001..............................     --           4                4            55        59
                                                ----        ----            -----          ----      ----
Total incurred through June 30, 2001.........     53          68              121          $154      $275
                                                ----        ----            -----          ====      ====
Payments for the year:
  June 30, 1999..............................    (31)        (35)             (66)
  June 30, 2000..............................    (17)        (18)             (35)
  June 30, 2001..............................     (5)         (4)              (9)
                                                ----        ----            -----
Total paid through June 30, 2001.............    (53)        (57)            (110)
                                                ----        ----            -----
Accrued restructuring as of June 30, 2001....   $ --        $ 11            $  11
                                                ====        ====            =====

The $59 of restructuring and asset impairment charges in fiscal year 2001 reflects the results of the Company's review of its operations, which was announced in December 2000. Restructuring and asset impairment for fiscal year 2001 include $34 for the write off of equipment no longer necessary due to changes in technology, elimination of redundancies and discontinued product lines, $15 for the closure of the Company's Wrens, Ga., cat litter plant and the planned transfer of the Jonny Cat clay litter production to a third-party manufacturer, $7 for the write off of intangible assets and $3 for severance and other restructuring charges. The Company is continuing this operational review during the calendar year 2001, and anticipates incurring charges associated with actions that will streamline certain of the Company's operations. The Company anticipates that additional restructuring, asset impairment and inventory write-offs will total approximately $100 and will be recognized when incurred. As of June 30, 2001, the Company has recognized $98, of which $59 has been recorded as restructuring and asset impairment, and $39, relating to inventory write-offs, has been included in cost of products sold.

The $36 of merger, restructuring and asset impairment charges in fiscal year 2000 include $23 incurred in connection with the merger of First Brands, $11 related to the restructuring of the Company's Asia operations, and $2 recognized for the write down of property, plant and equipment related to the Company's fire logs business. The Company restructured its Asia operations by moving to third-party distributors in various Asian countries. Asia restructuring activities included the reduction in employee headcount, the termination of lease obligations, charges for professional services and the write off of certain assets.

The $180 of merger costs in fiscal year 1999 includes $156 of merger, restructuring and asset impairment incurred in connection with the First Brands merger, and $24 for impairment and write down of certain insecticide brands and certain international assets. First Brands restructuring activities in fiscal year 1999 primarily related to the elimination of redundancies and the consolidation of administration and distribution

                               THE CLOROX COMPANY

                    YEARS ENDED JUNE 30, 2001, 2000 AND 1999

           (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER-SHARE AMOUNTS)

2. MERGER, RESTRUCTURING AND ASSET IMPAIRMENT (CONTINUED)

functions, the reduction in employee headcount primarily at the First Brands' headquarters location in Danbury, Conn., and at sales offices, and the termination of lease and other contractual obligations.

3. BUSINESSES ACQUIRED

The Company made acquisitions in fiscal years 2001, 2000 and 1999, which were accounted for by the purchase method as follows:

Acquisitions in fiscal year 2001 totaled $126. These acquisitions included the purchase for $122 (or $116, net of cash acquired) from Brita GmbH of the rights to the Brita trademark and other intellectual property in North and South America, an increase in the Company's ownership from 50% to 100% in Brita Limited and Brita South America Inc. and certain other net assets. The Company also increased its ownership to 100% in its two joint ventures in Costa Rica previously 49% and 51% owned. The investments in Brita Limited, Brita South America Inc. and Costa Rica were previously accounted for under the equity method of accounting and are fully consolidated from the date of acquisition. Net assets acquired included net working capital assets of $11, property, plant and equipment of $9, and brands, trademarks and other intangibles of $121 to be amortized over estimated lives not to exceed 40 years, less the investment in the remaining interest for $15. Because the Company previously owned 50% to 51% in these equity investments, only the incremental equity and its underlying net book value of the net assets were adjusted to their fair value.

Acquisitions in fiscal year 2000 totaled $120. These acquisitions included the Bon Bril cleaning utensils business in Colombia, Venezuela and Peru, the Agrocom S.A. distribution business in Argentina, an increase in ownership to 100% in Clorox de Colombia S.A. (formerly Tecnoclor, S.A. and previously 72% owned), and the Astra rubber glove business purchased in Australia. Net assets, acquired at fair value, included net working capital assets of $6, property, plant and equipment of $12, and brands, trademarks and other intangibles of $94 to be amortized over estimated lives not to exceed 40 years. In addition, approximately $8 was paid to acquire minority interests in Clorox de Colombia S.A.

Acquisitions in fiscal year 1999 totaled $116. These acquisitions included the domestic purchase of the Handi Wipes and Wash'n Dri businesses and the international purchases of the Mistolin bleach and household cleaners business in Venezuela, the Homekeeper insecticide business in Korea, the Gumption household cleaner business in Australia, as well as a 12% increase in ownership in the Company's joint venture in Colombia, Clorox de Colombia S.A. Approximately $105 of the acquisition cost has been allocated to brands, trademarks and other intangibles to be amortized over estimated lives not to exceed 40 years, with the remainder of $11 allocated to the fair value of other assets acquired.

Operating results of acquired businesses are included in the consolidated net earnings from the date of acquisition. All acquisitions were funded from cash provided by operations, long-term debt or commercial paper. In any year presented, the operating results of businesses acquired were not significant to the consolidated results.

                               THE CLOROX COMPANY

                    YEARS ENDED JUNE 30, 2001, 2000 AND 1999

           (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER-SHARE AMOUNTS)

4. INVENTORIES

Inventories are comprised of the following:

                                                            2001      2000
                                                           ------    ------
Finished goods and work in process.......................  $  219    $  266
Raw materials and packaging..............................     122       135
LIFO allowances..........................................     (11)      (10)
Allowances for obsolescence..............................     (49)      (15)
                                                           ------    ------
Total....................................................  $  281    $  376
                                                           ======    ======

The LIFO method was used to value approximately 35% of inventory at June 30, 2001, and 39% at June 30, 2000. If the cost of LIFO inventories had been determined using the FIFO method, inventory amounts would have increased by approximately $11 at June 30, 2001, and $10 at June 30, 2000. The affect on earnings of the liquidation of any LIFO layers was not material for fiscal years ended June 30, 2001, 2000 and 1999.

Inventories at June 30 are presented net of an allowance for obsolescence as follows:

                                                            2001      2000
                                                           ------    ------
Allowance for obsolescence at beginning of year..........  $  (15)   $   (8)
Provision for inventory obsolescence.....................     (54)      (15)
Deductions for inventory write-offs......................      20         8
                                                           ------    ------
Allowance for obsolescence at end of year................  $  (49)   $  (15)
                                                           ======    ======

Provision for inventory obsolescence totaling $54 and $15 was charged to cost of products sold during the fiscal years ended June 30, 2001, and 2000, respectively, and included charges of $39 in fiscal year 2001 that were related primarily to discontinued products, packaging, and unsuccessful product launches and charges of $4 in fiscal year 2000 that were related to the write down of the Company's fire logs inventory to its net realizable value.

5. PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment are as follows:

                                                            2001      2000
                                                           ------    ------
Land and improvements....................................  $   93    $   91
Buildings................................................     448       418
Machinery and equipment..................................   1,333     1,313
Construction in progress and other.......................      97       135
                                                           ------    ------
                                                            1,971     1,957
Less accumulated depreciation............................    (925)     (878)
                                                           ------    ------
Net......................................................  $1,046    $1,079
                                                           ======    ======

Depreciation expense was $134 in fiscal year 2001, $121 in fiscal year 2000 and $115 in fiscal year 1999.

                               THE CLOROX COMPANY

                    YEARS ENDED JUNE 30, 2001, 2000 AND 1999

           (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER-SHARE AMOUNTS)

6. BRANDS, TRADEMARKS, PATENTS AND OTHER INTANGIBLES

The components of brands, trademarks, patents and other intangibles are as follows:

                                                            2001      2000
                                                           ------    ------
Brands and trademarks....................................  $1,849    $1,771
Patents and other intangibles............................     340       320
                                                           ------    ------
                                                            2,189     2,091
Less accumulated amortization............................    (615)     (555)
                                                           ------    ------
Net......................................................  $1,574    $1,536
                                                           ======    ======

At June 30, 2001, and 2000, respectively, brands and trademarks totaling $1,591 and $1,484 are amortized over 40 years, $61 and $39 are amortized over 30 years, $152 and $202 are amortized over 20 years and $3 and $4 are amortized over 10 years. Amounts totaling $42 relating to transactions prior to October 31, 1970 are not amortized. Patents and other intangibles are amortized over lives ranging from 2 to 20 years.

7. ACCRUED LIABILITIES

Accrued liabilities consist of the following:

                                                            2001      2000
                                                           ------    ------
Accrued sales promotion..................................  $  123    $  106
Other accrued taxes......................................     173       110
Other....................................................     140       171
                                                           ------    ------
Total....................................................  $  436    $  387
                                                           ======    ======

8. DEBT

Notes and loans payable includes the following:

                                                            2001      2000
                                                           ------    ------
U.S. dollar commercial paper.............................  $   --    $  377
Canadian dollar denominated commercial paper.............     105       236
Notes payable and other..................................      12       155
                                                           ------    ------
Total....................................................  $  117    $  768
                                                           ======    ======

At June 30, 2001 and 2000 the Company had $105 and $236, respectively, of Canadian dollar denominated commercial paper that was fully hedged by a forward currency contract.

The weighted average interest rate for notes and loans payable was 6.1%, 6.4% and 5.2% for fiscal years 2001, 2000 and 1999, respectively. The carrying value of notes and loans payable at June 30, 2001 and 2000 approximates fair value of such debt.

                               THE CLOROX COMPANY

                    YEARS ENDED JUNE 30, 2001, 2000 AND 1999

           (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER-SHARE AMOUNTS)

8. DEBT (CONTINUED)

Long-term debt includes the following:

                                                              2001     2000
                                                              -----    ----
Senior unsecured notes and debentures:
  6.125%, due February 2011.................................  $ 301    $ --
  8.8%, due July 2001.......................................    200     200
  7.25%, due March 2007.....................................    150     150
Preferred interest transferable securities, due July 2003,
  with a preferred dividend rate of 4.6% as amended January
  2001......................................................    200     200
Industrial revenue bond, due October 2003, interest at bond
  market association index, secured by manufacturing
  facility in Belle, Missouri...............................     13      13
Foreign bank loans..........................................     23      32
                                                              -----    ----
Total long-term debt........................................    887     595
Current maturities of long-term debt........................   (202)     (5)
                                                              -----    ----
Long-term debt..............................................  $ 685    $590
                                                              =====    ====

The weighted average interest rate on long-term debt was 6.3%, 6.4%, 6.5% for fiscal years 2001, 2000 and 1999, respectively. The estimated fair value of long-term debt and related carrying value at June 30, 2001, and 2000 is $696 and $685, and $600 and $590, respectively.

At June 30, 2001 the Company had the following interest rate swaps:

                                    NOTIONAL        INTEREST RATE
                                    PRINCIPAL     -----------------       VARIABLE
         MATURITY DATES              AMOUNT       PAID     RECEIVED      RATE INDEX
         --------------            -----------    -----    --------    --------------
February 2011....................     $100        6.125%    6.125%      3 month LIBOR
July 2001........................       50         4.01%     6.26%     12 month LIBOR
July 2003........................      200         3.71%     5.78%      3 month LIBOR

Certain of the Company's unsecured notes, debentures and credit agreements contain restrictive covenants and limitations, the most restrictive of which limits certain sale and leaseback transactions to the greater of $100 or 15% of the Company's consolidated net tangible assets, and requires a minimum net worth, as defined, of $704. The Company is in compliance with all restrictive covenants and limitations at June 30, 2001.

The Company has credit agreements of $800 that expire on various dates through April 2002. There are no borrowings under any of these agreements, which are available for general corporate purposes and to support additional commercial paper issuance. These agreements also require the maintenance of a minimum net worth of $704.

Long-term debt maturities as of June 30, 2001 are $202, $2, $215, $2, $2 and $464 in fiscal years 2002, 2003, 2004, 2005, 2006 and thereafter, respectively.

                               THE CLOROX COMPANY

                    YEARS ENDED JUNE 30, 2001, 2000 AND 1999

           (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER-SHARE AMOUNTS)

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's derivative instruments are summarized below as of June 30:

                                                           2001                 2000
                                                     -----------------    -----------------
                                                                 FAIR                 FAIR
                                                     NOTIONAL    VALUE    NOTIONAL    VALUE
                                                     --------    -----    --------    -----
Derivative Instruments
  Debt-related contracts...........................    $350       $--       $261      $(11)
  Foreign exchange contracts.......................     335        (1)       500        (3)
  Commodity contracts..............................     126         5        146        17
  Commodity option contract........................      46        (1)        69        (3)

The Company utilizes derivative instruments, principally swaps, forward contracts and options to enhance its ability to manage risk, including interest rates, foreign currency fluctuations, commodity price changes and share repurchase obligations, which exist as part of its ongoing business operations. These contracts hedge transactions and balances for periods consistent with the related exposures and do not constitute investments independent of these exposures. The Company is not a party to any leveraged contracts.

Most interest rate swap, commodity purchase and foreign exchange contracts are designated as fair-value or cash-flow hedges of fixed and variable rate debt obligations, raw material purchase obligations, foreign currency-denominated debt instruments, or foreign currency-denominated purchase obligations. The estimated fair values of the interest rate swap, commodity purchase and foreign exchange contracts are calculated based on market rates. These values represent the estimated amounts that the Company would pay or receive to terminate the contracts. The Company also holds a commodity purchase contract at June 30, 2001 and 2000 and held Argentine foreign currency contracts at June 30, 2000 with no hedging designations. These contracts are accounted for by adjusting the carrying amount of the contracts to market, and recognizing any gain or loss in other income or expense.

Interest rate swap agreements are used to manage interest rate exposure and to achieve a desired proportion of variable and fixed rate debt. The Company also has a Deutsche mark-denominated financing arrangement. The Company manages its interest rate and Deutsche mark exposures through a series of swaps with notional amounts totaling $200 to eliminate foreign currency exposure risks and to effectively convert the Company's 4.6% fixed Deutsche mark obligation to a floating U.S. dollar rate of 90 day LIBOR less 133 basis points, as amended in January 2001. The terms of the swap agreements match the terms of the underlying debt.

The Company uses foreign exchange contracts, including forward currency contracts and swap contracts, to hedge existing foreign exchange exposures. Foreign currency contracts require the Company, at a future date, to either buy or sell foreign currency in exchange for U.S. dollars and other currencies. Such currency contracts existed at June 30, 2001 and 2000 for Canadian dollars and certain other currencies. Contracts outstanding as of June 30, 2001 will mature over the next year.

The Company uses commodity futures contracts to fix the price on a portion of its raw material purchase requirements and swap contracts to hedge the market risk of diesel fuel included as part of carrier contracts. Contract maturities are correlated to actual purchases, and contract gains and losses are reflected as adjustments of the cost of the related item. The Company also uses swap contracts and an option contract to fix the price and to stabilize partially the cost of its polyethylene resin requirements. These contracts cover a

                               THE CLOROX COMPANY

                    YEARS ENDED JUNE 30, 2001, 2000 AND 1999

           (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER-SHARE AMOUNTS)

9. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

portion of the Company's domestic resin requirements. The Company's commodity contracts have maturities until December 2006. All hedges accorded hedge accounting treatment are considered highly effective.

The carrying values of cash, short-term investments, accounts and notes receivable, accounts payable, forward purchase financing agreements and other derivative instruments approximate their fair values at June 30, 2001 and 2000. The Company has used market information for similar instruments and applied judgment in estimating fair values. See Note 8 for fair values of notes and loans payable and long-term debt.

Exposure to counterparty credit risk is considered low because these agreements have been entered into with major credit-worthy institutions with strong credit ratings, and they are expected to perform fully under the terms of the agreements.

10. STOCKHOLDERS' EQUITY

On July 20, 1999, the Company's Board of Directors authorized a 2-for-1 split of its common stock, effective August 23, 1999, in the form of a stock dividend for stockholders of record at the close of business on July 30, 1999. All share and per share amounts in the accompanying consolidated financial statements have been restated for the stock split.

On November 17, 1999, the stockholders approved an amendment of the Company's Certificate of Incorporation to increase the authorized capital of the Company to consist of 750,000,000 shares of common stock and 5,000,000 shares of preferred stock, each with a par value of $1.00 per share. No shares of the preferred stock have been issued.

Treasury share purchases and related premiums were $10 in fiscal year 2001, $135 (or 3,123,000 shares) in fiscal year 2000 and $33 (or 800,000 shares) in fiscal year 1999. Purchases made in fiscal year 2000 were under a common stock repurchase and hedging program authorized in August 1999 by the Board of Directors. The purpose of that program was to reduce or eliminate dilution when shares are issued in accordance with the Company's various stock compensation plans. Prior to August 1999, the Company had canceled a prior share repurchase and hedging program (previously authorized in September 1996 by the Board of Directors to offset the dilutive effects of employee stock exercises) when it merged with First Brands. Purchases made in fiscal year 1999 were under the share repurchase and hedging program authorized in September 1996. In August 2001, the Company's Board of Directors authorized the Company to repurchase up to $500 of the Company's common stock over a two to three-year period. This program is in addition to the program approved in August 1999.

At June 30, 2001 the Company had three share repurchase agreements totaling approximately $246, whereby the Company contracted for future delivery of 2,260,000 shares each on September 15, 2002 and on September 15, 2004, at a strike price of $43 per share, and for future delivery of 1,000,000 shares on November 1, 2003 at a strike price of $51.70 per share.

Accumulated other comprehensive net losses included translation gains and losses incurred in connection with the Company's foreign operations, changes in the valuation of certain of the Company's derivative contracts, and minimum pension liability adjustments (refer to Note 15).

The Company has various employee performance unit and restricted stock programs. Restricted stock awards are recorded as compensation cost over the requisite vesting periods based on the market value on the

                               THE CLOROX COMPANY

                    YEARS ENDED JUNE 30, 2001, 2000 AND 1999

           (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER-SHARE AMOUNTS)

10. STOCKHOLDERS' EQUITY (CONTINUED)

date of grant. Compensation cost for shares issued under performance share plans is recorded based upon the current market value of the Company's stock at the end of each period. Compensation costs are amortized over vesting periods ranging from one to four years. Unearned compensation cost on these programs is shown as a reduction to stockholder's equity.

11. STOCK COMPENSATION PLANS

At June 30, 2001, the Company had various non-qualified stock-based compensation programs which include stock options, performance units and restricted stock awards. The Company's various stock options plans, which include the pre-merger plans of First Brands, provide for the granting of stock options to officers, key employees and directors. The 1996 Stock Incentive Plan ("1996 Plan") and the 1993 Directors' Stock Option Plan are the only plans with stock option awards currently available for grant. The 1996 Plan, the 1993 Directors' Stock Option Plan and prior plans have shares exercisable at June 30, 2001. The Company is authorized to grant options for up to 14 million common shares under the 1996 Plan, of which 6 million common shares are remaining. Effective July 1, 2001, the Board authorized and reserved for issuance an additional 11.5 million common shares under the 1996 Plan, subject to shareholder approval. Options outstanding under the Company's plans (except First Brands options which became exercisable upon the merger) have been granted at prices which are either equal to or above the market value of the stock on the date of grant, vest over a one to seven-year period, and expire no later than ten years after the grant date.

The status of the Company's stock option plans at June 30, 2001 is summarized below:

                                              NUMBER        WEIGHTED AVERAGE
                                            OF SHARES        EXERCISE PRICE
                                          --------------    ----------------
                                          (IN THOUSANDS)
Outstanding at June 30, 1998............      12,440              $21
  Granted...............................       4,590               60
  Exercised.............................      (3,174)              20
  Cancelled.............................        (216)              35
                                              ------              ---
Outstanding at June 30, 1999............      13,640               34
  Granted...............................       3,104               40
  Exercised.............................      (1,381)              20
  Cancelled.............................        (301)              44
                                              ------              ---
Outstanding at June 30, 2000............      15,062               36
  Granted...............................       3,077               36
  Exercised.............................      (1,077)              19
  Cancelled.............................      (3,367)              62
                                              ------              ---
Outstanding at June 30, 2001............      13,695              $31
                                              ======              ===
Options exercisable at:
  June 30, 2001.........................       8,570              $26
  June 30, 2000.........................       7,687               21
  June 30, 1999.........................       7,618               19

                               THE CLOROX COMPANY

                    YEARS ENDED JUNE 30, 2001, 2000 AND 1999

           (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER-SHARE AMOUNTS)

11. STOCK COMPENSATION PLANS (CONTINUED)

The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for options granted under the plans. Accordingly, no compensation expense has been recognized. If compensation expense for the Company's various stock option plans had been determined based upon fair values at the grant dates for awards under those plans in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," then the Company's pro-forma net earnings, basic and diluted earnings per common share would have been $286, $1.21 and $1.19, respectively in fiscal year 2001; $373, $1.58 and $1.56, respectively in fiscal year 2000; and $235, $1.00 and $0.98, respectively in fiscal year 1999. The pro forma effects of applying SFAS No. 123 are not indicative of future amounts because this statement does not apply to awards granted prior to fiscal year 1996.

The weighted average fair value per share of each option granted during fiscal years 2001, 2000 and 1999, estimated on the grant date using the Black-Scholes option pricing model, was $12.76, $12.43 and $13.16, respectively.

The following assumptions were used to estimate the fair value of the fiscal years 2001, 2000 and 1999 option grants:

                                             2001            2000            1999
                                         ------------    ------------    ------------
Dividend yield.........................  2.28%           1.80%           1.30%
Expected volatility....................  38.9%           36.5%           29.5%
Risk-free interest rate................  4.6% to 6.5%    5.7% to 6.8%    4.4% to 5.7%
Expected life..........................  4 to 5 years    3 to 6 years    3 to 6 years

Summary information about the Company's stock options outstanding at June 30, 2001 is as follows (number of shares in thousands):

                             WEIGHTED
RANGE OF                     AVERAGE           WEIGHTED                       WEIGHTED
EXERCISE     OPTIONS       CONTRACTUAL         AVERAGE         OPTIONS        AVERAGE
 PRICE     OUTSTANDING   PERIODS IN YEARS   EXERCISE PRICE   EXERCISABLE   EXERCISE PRICE
--------   -----------   ----------------   --------------   -----------   --------------
$10-$21       4,026            3.5               $17            4,026           $17
 22- 33       1,675            5.0                24            1,657            24
 33- 44       6,916            8.4                37            2,478            37
 45- 55         475            7.9                52              405            53
 56- 67         603            7.9                67                4            58
             ------            ---               ---            -----           ---
$10-$67      13,695            6.5               $31            8,570           $26
=======      ======            ===               ===            =====           ===

                               THE CLOROX COMPANY

                    YEARS ENDED JUNE 30, 2001, 2000 AND 1999

           (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER-SHARE AMOUNTS)

12. LEASES

The Company leases transportation equipment and various manufacturing, warehousing and office facilities. Most leases are classified as operating leases and will expire over the next 15 years. The following is a schedule by year of future minimum rental payments required under the operating lease agreements:

                                                        FUTURE
                                                        MINIMUM
                   FISCAL YEAR                      RENTAL PAYMENTS
                   -----------                      ---------------
2002..............................................       $ 33
2003..............................................         23
2004..............................................         15
2005..............................................         11
2006..............................................          8
Thereafter........................................         20
                                                         ----
  Total...........................................       $110
                                                         ====

Rental expense was $50 in fiscal year 2001, $49 in fiscal year 2000 and $36 in fiscal year 1999.

Space not occupied by the Company in its headquarters building is rented to other tenants under operating leases expiring in 2008. Future minimum rentals to be received total $3 and do not exceed $1 in any one year.

13. OTHER EXPENSE -- NET

The components of other (income) expense, net are:

                                                              2001    2000    1999
                                                              ----    ----    ----
Amortization of goodwill and intangibles....................  $ 60    $ 55    $ 61
Equity in earnings of affiliates............................   (16)    (17)    (24)
Interest income.............................................   (10)    (10)     (7)
Other -- net................................................     2      (4)     (6)
                                                              ----    ----    ----
Total.......................................................  $ 36    $ 24    $ 24
                                                              ====    ====    ====

                               THE CLOROX COMPANY

                    YEARS ENDED JUNE 30, 2001, 2000 AND 1999

           (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER-SHARE AMOUNTS)

14. INCOME TAXES

Income tax expense consists of the following:

                                                              2001    2000    1999
                                                              ----    ----    ----
Current
  Federal...................................................  $159    $193    $175
  State.....................................................    24      25      25
  Foreign...................................................    19      25      13
                                                              ----    ----    ----
Total current...............................................   202     243     213
                                                              ----    ----    ----
Deferred
  Federal...................................................   (40)    (11)    (26)
  State.....................................................    (2)     --      (2)
  Foreign...................................................     1      (4)     (1)
                                                              ----    ----    ----
Total deferred..............................................   (41)    (15)    (29)
                                                              ----    ----    ----
Total expense (net of tax benefit of $1 on cumulative effect
  of change in accounting principle in fiscal year 2001)....  $161    $228    $184
                                                              ====    ====    ====

The components of income before income taxes are as follows:

                                                              2001    2000    1999
                                                              ----    ----    ----
United States...............................................  $435    $568    $422
Foreign.....................................................    49      54       8
                                                              ----    ----    ----
Total income before income taxes............................  $484    $622    $430
                                                              ====    ====    ====

Income taxes receivable at June 30, 2001 was $3 and is included in other current assets.

A reconciliation of the statutory federal income tax rate to the Company's effective tax rate follows:

                                                              2001    2000    1999
                                                              ----    ----    ----
Statutory federal tax rate..................................  35.0%   35.0%   35.0%
State taxes (net of federal tax benefits)...................  2.9     2.7      3.0
Merger-related costs........................................   --      --      5.9
Adjustment to prior year tax accruals.......................  (3.3)    --       --
Other differences...........................................  (1.3)   (1.0)   (1.1)
                                                              ----    ----    ----
Effective tax rate..........................................  33.3%   36.7%   42.8%
                                                              ====    ====    ====

Applicable U.S. income and foreign withholding taxes have not been provided on approximately $195 of undistributed earnings of foreign subsidiaries at June 30, 2001. Accumulated undistributed earnings of foreign subsidiaries are considered permanently reinvested and are not subject to such taxes.

The tax benefit for tax deductions related to the Company's stock option plans are recorded as an increase to equity when realized. In fiscal years 2001, 2000 and 1999, the Company realized tax benefits of approximately $9, $14 and $29, respectively.

                               THE CLOROX COMPANY

                    YEARS ENDED JUNE 30, 2001, 2000 AND 1999

           (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER-SHARE AMOUNTS)

14. INCOME TAXES (CONTINUED)

Deferred income tax assets (liabilities) at June 30 result from the tax effects of the following temporary differences:

                                                              2001     2000
                                                              -----    -----
Deferred Taxes -- Current
  Safe harbor lease agreements..............................  $  (2)   $  (3)
  Merger and restructuring costs............................     --        5
  Tax credit carryforwards..................................     11       --
  Net operating loss carryforwards..........................     --        2
  Other, net................................................     17       23
                                                              -----    -----
     Subtotal...............................................     26       27
  Valuation allowance.......................................     --       (2)
                                                              -----    -----
  Total current.............................................     26       25
                                                              -----    -----
Deferred Taxes -- Noncurrent
  Amortization and depreciation.............................   (195)    (183)
  Safe harbor lease agreements..............................    (13)     (13)
  Unremitted foreign earnings...............................     (2)     (33)
  Post employment benefits..................................     37       29
  Merger and restructuring costs............................     18       18
  Income previously recorded for book purposes..............    (22)     (19)
  Tax credit carryforward...................................      4       --
  Net operating loss carryforwards..........................     38       27
  Other, net................................................     16       10
                                                              -----    -----
     Subtotal...............................................   (119)    (164)
  Valuation allowance.......................................    (28)     (27)
                                                              -----    -----
  Total noncurrent..........................................   (147)    (191)
                                                              -----    -----
  Deferred tax liabilities -- net...........................  $(121)   $(166)
                                                              =====    =====

As of June 30, 2001, the Company had foreign tax credit carryforwards of $15 and foreign net operating loss carryforwards of $30 with expiration dates from 2002 to 2011. Additionally, foreign net operating loss carryforwards of $8 may be carried forward indefinitely. Realization depends on generating sufficient taxable income before expiration of the loss carryforwards. The valuation allowance at June 30, 2001 and 2000 was $28 and $29, respectively, and was provided to reduce such deferred tax assets to the amounts considered realizable. Details of the valuation allowance at June 30 are as follows:

                                                              2001     2000
                                                              -----    -----
Valuation allowance at beginning of year....................  $ (29)   $ (18)
Income tax expense..........................................      1      (11)
                                                              -----    -----
Valuation allowance at end of year..........................  $ (28)   $ (29)
                                                              =====    =====

                               THE CLOROX COMPANY

                    YEARS ENDED JUNE 30, 2001, 2000 AND 1999

           (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER-SHARE AMOUNTS)

15. EMPLOYEE BENEFIT PLANS

RETIREMENT INCOME PLANS

The Company has qualified and non-qualified defined benefit plans that cover substantially all of the Company's domestic employees and certain of its international subsidiaries. Benefits are based on either employee years of service and compensation or a stated dollar amount per year of service. Except for its Canadian plan, the Company is the sole contributor to the plans in amounts deemed necessary to provide benefits and to the extent deductible for federal income tax purposes. Assets of the plans consist primarily of stocks and bonds.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the Supplemental Executive Retirement Plan which had an accumulated benefit obligation in excess of plan assets was $34, $28 and $23, respectively, as of June 30, 2001 and $35, $28 and $27, respectively, as of June 30, 2000.

RETIREMENT HEALTH CARE

The Company provides certain health care benefits for employees who meet age, participation and length of service requirements at retirement. The health care plans were amended in fiscal year 2001 to limit the Company's contribution to certain levels for non-union retirees. The plans pay stated percentages of covered expenses after annual deductibles have been met. Benefits paid take into consideration payments by Medicare. The plans are unfunded, and the Company has the right to modify or terminate certain of these plans.

The assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligation ("APBO") was 12% for fiscal years 2001 and 2002. These rates were assumed to gradually decrease to 5.5% for 2008-2009 and remain at that level for years thereafter. Changes in these rates can have a significant effect on amounts reported. A one percentage point increase in the trend rates would increase the June 30, 2001 APBO by $2 and increase the fiscal year 2001 expense by less than $1. A one percentage point decrease in the trend rates would decrease the June 30, 2001 APBO by $2 and decrease the fiscal year 2001 expense by less than $1.

                               THE CLOROX COMPANY

                    YEARS ENDED JUNE 30, 2001, 2000 AND 1999

           (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER-SHARE AMOUNTS)

15. EMPLOYEE BENEFIT PLANS (CONTINUED)

Summarized information for the Company's retirement income and health care plans are as follows:

                                                                                   RETIREMENT
                                                      RETIREMENT INCOME PLANS      HEALTH CARE
                                                     --------------------------   -------------
                                                         2001          2000       2001    2000
                                                     ------------   -----------   -----   -----
Change in benefit obligations
  Benefit obligation at beginning of year..........  $        252   $       247   $  79   $  77
  Service cost.....................................             9            10       2       3
  Interest cost....................................            20            19       5       5
  Plan amendments..................................             4            --     (14)     --
  Reduction in prior service cost due to
     remeasurement.................................            --             2      --      --
  Actuarial (gain) or loss.........................            18            (6)      9      (2)
  Benefits paid....................................           (20)          (20)     (5)     (4)
                                                     ------------   -----------   -----   -----
  Benefit obligation at end of year................           283           252      76      79
                                                     ------------   -----------   -----   -----
Change in plan assets
  Fair value of assets at beginning of year........           327           324      --      --
  Actual return on plan assets.....................           (26)           23      --      --
  Employee contribution............................             4            --      --      --
  Employer contribution............................            --            --       5       4
  Benefits paid....................................           (20)          (21)     (5)     (4)
                                                     ------------   -----------   -----   -----
  Fair value of plan assets at end of year.........           285           326      --      --
                                                     ------------   -----------   -----   -----
  Funded (unfunded) status.........................             2            74     (76)    (79)
  Unrecognized transition obligation...............            --            --      --       7
  Unrecognized prior service cost..................            (8)           (9)     (5)      2
  Unrecognized (gain) or loss......................            29           (49)      1      (8)
                                                     ------------   -----------   -----   -----
  Prepaid or (accrued) benefit cost................  $         23   $        16   $ (80)  $ (78)
                                                     ============   ===========   =====   =====
Amount recognized in the balance sheets consists
  of:
  Prepaid benefit cost.............................  $         27   $        31   $  --   $  --
  Accrued benefit liability........................            (7)          (15)    (80)    (78)
  Accumulated other comprehensive income...........             3            --      --      --
                                                     ------------   -----------   -----   -----
  Net amount recognized............................  $         23   $        16   $ (80)  $ (78)
                                                     ============   ===========   =====   =====

                                                         2001         2000      2001    2000
                                                     ------------  -----------  -----   -----
Weighted-average assumptions as of June 30:
  Discount rate....................................    7% to 7.5%  6% to 8.25%  7.50%   8.25%
  Long-term rate of compensation increase..........  3.5% to 7.5%  3% to 8.25%  N/A     N/A
  Long-term rate of return on plan assets..........    8% to 9.5%   7% to 9.5%  N/A     N/A

                               THE CLOROX COMPANY

                    YEARS ENDED JUNE 30, 2001, 2000 AND 1999

           (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER-SHARE AMOUNTS)

15. EMPLOYEE BENEFIT PLANS (CONTINUED)


                                                   RETIREMENT              RETIREMENT
                                                  INCOME PLANS            HEALTH CARE
                                              --------------------    --------------------
                                              2001    2000    1999    2001    2000    1999
                                              ----    ----    ----    ----    ----    ----
Components of net periodic benefit cost
  Service cost..............................  $  9    $10     $12      $2     $ 3     $ 3
  Interest cost.............................    20     19      19       5       5       5
  Expected return on plan assets............   (31)   (30)    (26)     --      --      --
  Amortization of unrecognized items
     Transition obligation or (asset).......    --     (2)     (2)      1       1       1
     Prior service cost.....................    (1)    (1)     --      --      --      --
     Net (gain) or loss.....................    (3)    (3)      3      --      (1)     --
                                              ----    ---     ---      --     ---     ---
  Total net periodic benefit cost or
     (income)...............................    (6)    (7)      6       8       8       9
  Total benefits and curtailment (gains) or
     losses.................................    --     (1)      1      --      --       1
  Termination benefits related to First
     Brands merger..........................    --     --       6      --      --      --
                                              ----    ---     ---      --     ---     ---
  Total expense (income)....................  $ (6)   $(8)    $13      $8     $ 8     $10
                                              ====    ===     ===      ==     ===     ===

The $1 curtailment gain in fiscal year 2000 relates to the closure of certain facilities associated with the First Brands merger. The $7 cost of termination benefits and curtailment losses in fiscal year 1999 relates to termination benefits related to the First Brands merger and the closure of certain facilities. Employee termination expense related to the First Brands merger in fiscal year 1999 was charged to merger, restructuring and asset impairment costs.

The Company has defined contribution plans for most of its domestic employees not covered by collective bargaining agreements. The cost of those plans is based on either the Company's profitability and/or participants' deferrals. The aggregate cost of the defined contribution plans was $4 in fiscal year 2001, $16 in fiscal year 2000 and $21 in fiscal year 1999.

16. INDUSTRY SEGMENT INFORMATION

Information regarding the Company's operating segments is shown below. Each segment is individually managed with separate operating results that are reviewed regularly by the chief operating decision makers. The operating segments include:

     - U.S. Household Products and Canada: Includes cleaning, bleach and other home care products, and water filtration products, and all products marketed in Canada.

     - U.S. Specialty Products: Includes charcoal, automotive care, cat litter, insecticides, food products, professional products and the food storage and disposal categories.

     - International Operations: Includes operations outside the United States and Canada.

The table below represents operating segment information. Operating segment net sales information for fiscal years ended June 30, 2000 and 1999 has been restated to conform to the current year's presentation of sales,

                               THE CLOROX COMPANY

                    YEARS ENDED JUNE 30, 2001, 2000 AND 1999

           (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER-SHARE AMOUNTS)

16. INDUSTRY SEGMENT INFORMATION (CONTINUED)

net of coupon costs (See Note 1). Previously coupons were included in advertising expense. Intersegment sales are insignificant.

                                               U.S. HOUSEHOLD     U.S.                      CORPORATE
                                   FISCAL        PRODUCTS &     SPECIALTY                   INTEREST &    TOTAL
                                    YEAR           CANADA       PRODUCTS    INTERNATIONAL     OTHER      COMPANY
                                 -----------   --------------   ---------   -------------   ----------   -------
Net sales......................     2001           $1,521        $1,778        $  604            --      $3,903
                                    2000            1,570         1,791           628            --       3,989
                                    1999            1,499         1,785           602            --       3,886

Earnings before income taxes
  and cumulative effect of change   2001              470           466            84         $(533)        487
  in accounting principle......     2000              500           506            81          (465)        622
                                    1999              510           469            60          (609)        430

Identifiable assets............     2001              959         1,340         1,032           664       3,995
                                    2000            1,048         1,510         1,084           711       4,353
                                    1999            1,322         1,220           970           620       4,132

Capital expenditures...........     2001               37            57            31            67         192
                                    2000               49            52            21            36         158
                                    1999               59            64            23            30         176

Depreciation and
  amortization.................     2001               55            75            42            53         225
                                    2000               48            69            36            48         201
                                    1999               45            68            38            51         202

Interest expense...............     2001               --            --            --            88          88
                                    2000               --            --            --            98          98
                                    1999               --            --            --            97          97

Corporate, interest and other includes certain non-allocated administrative costs, goodwill amortization, interest income, interest expense, and other income and expense. Corporate interest and other also includes merger, restructuring and asset impairment costs and related inventory write-offs totaling $98, $40 and $188 in fiscal years 2001, 2000 and 1999, respectively. Merger, restructuring and asset impairment costs were $59, $36 and $180, and inventory write-offs were $39, $4 and $8 in fiscal years 2001, 2000 and 1999, respectively. Had the Company allocated these charges by segment, the amounts allocated would have been as follows: U.S. Household Products & Canada, $30 in fiscal year 2001; U.S. Specialty Products, $57 in fiscal year 2001, $6 in fiscal year 2000 and $15 in fiscal year 1999; International, $11 in fiscal year 2001, $11 in fiscal year 2000 and $17 in fiscal year 1999; and Corporate, interest and other, $23 in fiscal year 2000 and $156 in fiscal year 1999. Corporate assets include cash, marketable securities, the Company's headquarters and research and development facilities.

Net sales to the Company's largest customer, Wal-Mart Stores, Inc. and its affiliates, were 20%, 19% and 19% of consolidated net sales in fiscal years 2001, 2000 and 1999, respectively. No other customer exceeded 5% of net sales in any year.

                               THE CLOROX COMPANY

                    YEARS ENDED JUNE 30, 2001, 2000 AND 1999

           (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER-SHARE AMOUNTS)

17. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has obligations to certain suppliers to purchase raw materials, at various prices for estimated annual requirements for periods through September 2010. Estimated purchase commitments based on estimated annual requirements and current market prices do not exceed $6 in any year for the next 5 years.

The Company is subject to various lawsuits and claims, which include contract disputes, environmental issues, product liability, patent and trademark matters, advertising and taxes. Although the results of litigation cannot be predicted with certainty, it is the opinion of management, after consultation with counsel, that the ultimate disposition of these matters, to the extent not previously provided for, will not have a material adverse effect, individually or in the aggregate, on the Company's consolidated financial statements taken as a whole.

18. EARNINGS PER SHARE

A reconciliation of the weighted average number of common shares outstanding (in thousands) used to calculate basic and diluted earnings per share is as follows:

                                                        2001       2000       1999
                                                       -------    -------    -------
Basic................................................  236,149    236,108    235,364
Stock options and other..............................    3,334      3,506      4,638
                                                       -------    -------    -------
Diluted..............................................  239,483    239,614    240,002
                                                       =======    =======    =======

                               THE CLOROX COMPANY

                    YEARS ENDED JUNE 30, 2001, 2000 AND 1999

           (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER-SHARE AMOUNTS)

19. QUARTERLY DATA (UNAUDITED)

The Company's quarterly data is as follows:

                                                        QUARTERS ENDED
                                        -----------------------------------------------
--------------------------------------  SEPTEMBER 30   DECEMBER 31   MARCH 31   JUNE 30   TOTAL YEAR(4)
IN MILLIONS, EXCEPT PER-SHARE AMOUNTS.  ------------   -----------   --------   -------   -------------
Fiscal year ended June 30, 2001
  Net Sales(1)....................         $  963        $   876      $  962    $1,102       $3,903
  Cost of Products Sold...........            549            525         584       662        2,319
  Earnings before cumulative effect of
     change in accounting principle...     $  100        $    64      $   79    $   81       $  325
  Cumulative effect of change in
     accounting principle.........             (2)            --          --        --           (2)
                                           ------        -------      ------    ------       ------
  Net Earnings(2),(3).............         $   98        $    64      $   79    $   81       $  323

Per Common Share
  Basic
     Earnings before cumulative effect
       of change in accounting
       principle..................         $ 0.43        $  0.27      $ 0.33    $ 0.34       $ 1.38
     Cumulative effect of change in
       accounting principle.......          (0.01)            --          --        --        (0.01)
                                           ------        -------      ------    ------       ------
     Net Earnings.................         $ 0.42        $  0.27      $ 0.33    $ 0.34       $ 1.37
  Diluted
     Earnings before cumulative effect
       of change in accounting
       principle..................         $ 0.42        $  0.27      $ 0.33    $ 0.34       $ 1.36
     Cumulative effect of change in
       accounting principle.......          (0.01)            --          --        --        (0.01)
                                           ------        -------      ------    ------       ------
  Net Earnings....................         $ 0.41        $  0.27      $ 0.33    $ 0.34       $ 1.35
  Dividends.......................           0.21           0.21        0.21      0.21         0.84
  Market Price (NYSE)
     High.........................         $45.88        $ 48.63      $37.40    $36.18       $48.63
     Low..........................          33.44          28.38       30.15     29.95        28.38
     Year-end.....................                                                            33.85

                               THE CLOROX COMPANY

                    YEARS ENDED JUNE 30, 2001, 2000 AND 1999

           (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER-SHARE AMOUNTS)

19. QUARTERLY DATA (UNAUDITED -- CONTINUED)


                                                        QUARTERS ENDED
                                        -----------------------------------------------
--------------------------------------  SEPTEMBER 30   DECEMBER 31   MARCH 31   JUNE 30   TOTAL YEAR(4)
IN MILLIONS, EXCEPT PER-SHARE AMOUNTS.  ------------   -----------   --------   -------   -------------
Fiscal year ended June 30, 2000
  Net Sales(1)....................         $  918        $   930      $1,009    $1,132       $3,989
  Cost of Products Sold...........            517            535         573       625        2,250
  Net Earnings(2),(3).............             87             76         106       125          394
Per Common Share
  Net Earnings
     Basic........................         $ 0.37        $  0.32      $ 0.45    $ 0.53       $ 1.67
     Diluted......................           0.36           0.32        0.44      0.52         1.64
  Dividends.......................           0.20           0.20        0.20      0.20         0.80
  Market Price (NYSE)
     High.........................         $58.25        $ 56.00      $56.38    $47.00       $58.25
     Low..........................          37.56          37.50       29.06     32.38        29.06
     Year-end.....................                                                            44.81

------------
(1) Coupon costs, previously reported as part of advertising expense, are now included in net sales. Net sales and advertising expense for prior periods have been restated to conform to the current presentation.

(2) The Company expenses advertising costs as incurred, although costs incurred during interim periods are generally expensed ratably in relation to revenues.

(3) Net earnings for the second, third and fourth quarters of fiscal year 2001 include the effect of restructuring and asset impairment charges of $4, $23 and $32, respectively. Net earnings for the first, second, third and fourth quarters of fiscal year 2000 include the effect of restructuring and asset impairment charges of $2, $6, $13 and $15, respectively.

(4) Due to rounding, totals for the year may not equal the sum of the quarterly amounts.

              RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

The Company's management is responsible for the preparation of the accompanying consolidated financial statements and for their content as well as other information contained herein. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts which are based on management's best estimates and judgments.

The Company maintains a system of internal accounting controls that includes selection and development of employees, division of duties, and written accounting and operating policies and procedures augmented by a continuing internal audit program. Although there are inherent limitations to the effectiveness of any system of accounting controls, the Company believes that its system provides reasonable, but not absolute, assurance that its assets are safeguarded from unauthorized use or disposition and that its accounting records are sufficiently reliable to permit the preparation of financial statements that conform in all material respects with accounting principles generally accepted in the United States of America.

The Company has retained Deloitte & Touche LLP, independent public accountants, to audit the financial statements. Their accompanying report is based on an examination conducted in accordance with auditing standards generally accepted in the United States of America, which includes a review of the Company's systems of internal control as well as tests of accounting records and procedures sufficient to enable them to render an opinion on the Company's financial statements.

The Board of Directors has an audit committee composed of independent directors. The Committee meets periodically and independently throughout the year with management, internal auditors and the independent accountants to discuss the Company's internal accounting controls, auditing and financial reporting matters. The internal auditors and independent accountants have unrestricted access to the audit committee.

                          INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors of The Clorox Company:

We have audited the accompanying consolidated balance sheets of The Clorox Company and its subsidiaries (the "Company") as of June 30, 2001 and 2000, and the related consolidated statements of earnings, stockholders' equity and cash flows for the fiscal years ended June 30, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2001 and 2000, and the results of its operations and its cash flows for the fiscal years ended June 30, 2001, 2000, and 1999 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Oakland, California
August 17, 2001

FIVE-YEAR FINANCIAL SUMMARY

THE CLOROX COMPANY

               YEARS ENDED JUNE 30                    2001        2000       1999        1998       1997
----------------------------------------------------------------------------------------------------------
IN MILLIONS, EXCEPT SHARE AND PER-SHARE DATA.
OPERATIONS
  Net sales(1)....................................  $  3,903    $  3,989   $  3,886    $  3,762   $  3,470
                                                    --------    --------   --------    --------   --------
  Cost of products sold...........................     2,319       2,250      2,181       2,124      1,976
  Operating expenses(1)...........................       914         959        974         965        892
  Other...........................................       124         122        121         114         84
  Merger, restructuring and asset impairment......        59          36        180           3         19
                                                    --------    --------   --------    --------   --------
  Total costs and expenses........................     3,416       3,367      3,456       3,206      2,971
                                                    --------    --------   --------    --------   --------
  Earnings before income taxes and cumulative
     effect of change in accounting principle.....       487         622        430         556        499
  Income taxes....................................       162         228        184         206        199
                                                    --------    --------   --------    --------   --------
  Earnings before cumulative effect of change in
     accounting principle.........................       325         394        246         350        300
  Cumulative effect of change in accounting
     principle....................................        (2)         --         --          (7)        --
                                                    --------    --------   --------    --------   --------
  Net earnings....................................  $    323    $    394   $    246    $    343   $    300
                                                    ========    ========   ========    ========   ========
  Change in net sales.............................        -2%          3%         3%          8%        10%
  Change in net earnings..........................       -18%         60%       -28%         14%         4%

COMMON STOCK
  Weighted average shares (in thousands)
     Basic........................................   236,149     236,108    235,364     234,666    235,042
     Diluted......................................   239,483     239,614    240,002     239,540    239,346
  Net earnings per common share
     Basic
       Earnings before cumulative effect of change
          in accounting principle.................  $   1.38    $   1.67   $   1.05    $   1.49   $   1.27
       Cumulative effect of change in accounting
          principle...............................     (0.01)         --         --       (0.03)        --
                                                    --------    --------   --------    --------   --------
     Net Earnings.................................  $   1.37    $   1.67   $   1.05    $   1.46   $   1.27
                                                    --------    --------   --------    --------   --------
     Diluted
       Earnings before cumulative effect of change
          in accounting principle.................  $   1.36    $   1.64   $   1.03    $   1.46   $   1.25
       Cumulative effect of change in accounting
          principle...............................     (0.01)         --         --       (0.03)        --
                                                    --------    --------   --------    --------   --------
     Net Earnings.................................  $   1.35    $   1.64   $   1.03    $   1.43   $   1.25
                                                    --------    --------   --------    --------   --------
  Dividends per common share......................  $   0.84    $   0.80   $   0.71    $   0.63   $   0.56
  Stockholders' equity per common share at end of
     year.........................................  $   8.03    $   7.62   $   6.67    $   6.32   $   6.10

OTHER DATA
  Property, plant and equipment -- net............  $  1,046    $  1,079   $  1,054    $  1,016   $    948
  Capital expenditures............................       192         158        176         190        161
  Long-term debt..................................       685         590        702         704        946
  Total assets....................................     3,995       4,353      4,132       4,065      3,799
  Stockholders' equity............................     1,900       1,794      1,570       1,473      1,430
  Return on net sales.............................       8.3%        9.9%       6.3%        9.1%       8.6%
  Return on average stockholders' equity..........      18.4%       23.4%      16.1%       23.9%      21.7%

------------
(1) Coupon costs, previously included in operating expenses, are now deducted from sales. Net sales and operating expenses for prior periods have been restated to conform to the current presentation.